                                                               FILED PURSUANT TO
                                                               RULE 424(b)(2) IN
                                                                 CONNECTION WITH
                                                          REGISTRATION STATEMENT
                                                                   NO. 333-14009

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 12, 1996)
                               6,000,000 Shares
                                 Tenneco Inc.
                               8 1/4% CUMULATIVE
                       JUNIOR PREFERRED STOCK, SERIES A
                         ($50 PER SHARE STATED VALUE)
                                ---------------
  Tenneco Inc. ("Tenneco" or the "Company") is hereby offering (the "Offering") 6,000,000 shares of its 8 1/4% Cumulative Junior Preferred Stock, Series A (the "Series A Preferred Stock"). Upon consummation of the Merger (as defined), the Company will be renamed "El Paso Tennessee Pipeline Co." and the 8 1/4% Cumulative Junior Preferred Stock, Series A, will be renamed "8 1/4% Cumulative Preferred Stock, Series A." Dividends on the Series A Preferred Stock will be cumulative from the date of issue at a rate of 8 1/4% per annum and are payable quarterly on each March 31, June 30, September 30 and December 31, commencing December 31, 1996. The annual dividend rate for the Series A Preferred Stock will be automatically adjusted upward as described herein (on one occasion), retroactive to the date of original issuance, if (i) the issuance of additional shares of common stock of El Paso Natural Gas Company ("El Paso") in connection with the Merger is not approved by the holders of El Paso common stock at the El Paso Special Meeting (as defined), (ii) the Merger is consummated, and (iii) the rating of the Series A Preferred Stock is downgraded by either Standard & Poor's Corp. ("S&P") or Moody's Investors Service, Inc. ("Moody's") on or before the 90th day after the date of the El Paso Special Meeting currently scheduled for December 9, 1996. See "Description of Series A Preferred Stock--Dividends."

  The Series A Preferred Stock will not be redeemable prior to December 31, 2001, except as stated below. On or after such date, the Series A Preferred Stock will be redeemable at the option of the Company, in whole or from time to time in part, upon not less than 30 days' notice, at a redemption price equal to $50 per share of Series A Preferred Stock, plus dividends accrued and unpaid up to but excluding the redemption date. The Series A Preferred Stock may also be redeemed, at the redemption prices specified herein, prior to December 31, 2001, in whole, but not in part, at the option of the Company if certain amendments are made to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Series A Preferred Stock--Optional Redemption."

  Should a Mandatory Redemption Event occur, the Company will be required to redeem all of the outstanding shares of Series A Preferred Stock at a redemption price equal to $50.50 per share plus accrued and unpaid dividends thereon to but excluding the redemption date. A "Mandatory Redemption Event"
is defined as the earliest of the following to occur: (i) the proposal to approve the Transaction (as defined) is voted upon and not approved at the Tenneco Special Meeting (as defined); (ii) the Transaction fails to be approved by the requisite vote of the holders of Tenneco
                                                  (continued on following page)
                                ---------------
          SEE "RISK FACTORS" IN THE PROSPECTUS, BEGINNING ON PAGE 9.

                                ---------------
  THE NEW YORK STOCK EXCHANGE ("NYSE") HAS APPROVED FOR LISTING THE SERIES A PREFERRED STOCK UPON NOTICE OF ISSUANCE. TRADING OF THE SERIES A PREFERRED
 STOCK ON THE NYSE IS EXPECTED TO COMMENCE WITHIN 30 DAYS OF THE DATE OF THIS
                            PROSPECTUS SUPPLEMENT.
                                ---------------
THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE  PROSPECTUS.  ANY REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
     OFFENSE.
                                ---------------
                              PRICE $50 PER SHARE
                                ---------------

                                                     UNDERWRITING
                                         PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                        PUBLIC(1)   COMMISSIONS(2) COMPANY(1)(3)
                                        ---------   -------------- -------------
Per Share.............................   $50.000        $.750         $49.250
Total................................. $300,000,000   $4,500,000   $295,500,000

-------
 (1) Plus accrued dividends, if any, from November 18, 1996.
 (2) The Company has agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."
 (3) Before deducting expenses payable by the Company estimated to be
     $5,500,000.
                                ---------------
  The Series A Preferred Stock is offered, subject to prior sale, when, as and if issued and accepted by the Underwriters named herein, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the Series A Preferred Stock will be made on or about November 18, 1996 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                                ---------------
MORGAN STANLEY & CO.
           Incorporated
     MERRILL LYNCH & CO.
              DEAN WITTER REYNOLDS INC.
                      DONALDSON, LUFKIN & JENRETTE
                                 Securities Corporation
                              GOLDMAN, SACHS & CO.
                                    PAINEWEBBER INCORPORATED
November 12, 1996                            SMITH BARNEY INC.

(continued from previous page)

stock entitled to vote thereon on or prior to March 31, 1997; or (iii) the Company shall not have accepted on or prior to March 31, 1997 any indebtedness of the Company and its subsidiaries tendered to it pursuant to the tender offers to be made by it in connection with the Transaction. The Series A Preferred Stock is also subject to redemption if less than 600,000 shares are outstanding at any time, as described herein. The Series A Preferred Stock is not subject to any sinking fund provision.

  Tenneco has proposed to amend its Certificate of Incorporation, as amended (the "Tenneco Charter"), to eliminate the rights, powers and preferences of the authorized class of junior preferred stock of Tenneco (the "Junior Preferred Stock") thereunder, certain of which will be preserved for the holders of the Series A Preferred Stock in the Certificate of Designation of the Series A Preferred Stock. See "Description of Series A Preferred Stock." The underwriters in the Offering (the "Underwriters"), as the initial record holders of the Series A Preferred Stock, will approve the Distributions (as defined) and the Charter Amendment (as defined) by a written consent in lieu of a meeting (which consent will not be revocable by purchasers of the Series A Preferred Stock from the Underwriters or by such purchasers' successors). See "Consent to Distributions and Charter Amendment."

  The Series A Preferred Stock will not be converted or otherwise exchanged in the Merger. Upon consummation of the Merger, the Series A Preferred Stock will remain outstanding and the holders thereof will receive no consideration in respect of such shares in connection with the Merger.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
The Company Prior to the Transaction......................................   S-4
Summary of the Transaction................................................   S-4
The Tenneco Special Meeting...............................................   S-7
The Company After the Transaction.........................................   S-7
Description of the Transaction............................................   S-9
Consent to Distributions and Charter Amendment............................  S-10
Use of Proceeds...........................................................  S-11
Capitalization............................................................  S-11
Unaudited Pro Forma Consolidated Financial Statements of the Company......  S-12
Tenneco Energy Combined Selected Financial Data...........................  S-20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations of the Energy Business........................................  S-21
Description of Series A Preferred Stock...................................  S-29
Appraisal Rights..........................................................  S-35
Recent Tax Proposals......................................................  S-38
Certain United States Federal Tax Considerations For Non-U.S. Holders of
 Series A Preferred Stock.................................................  S-39
Underwriters..............................................................  S-42
Legal Matters.............................................................  S-43

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                     THE COMPANY PRIOR TO THE TRANSACTION

  The Company is a diversified industrial company conducting all of its operations through its subsidiaries. The major businesses of the Company presently consist of (i) interstate and intrastate transportation and marketing of natural gas, (ii) the manufacturing and sale of automotive exhaust and ride control systems, (iii) the manufacture and sale of packaging materials, cartons, containers and specialty packaging products for consumer, institutional and industrial markets, and (iv) the design, construction, repair and overhauling of ships (primarily nuclear-powered aircraft carriers and submarines for the United States Navy). For additional information regarding the Company, see "Incorporation of Certain Documents By Reference" in the Prospectus.

  In 1987, the Company was incorporated in Delaware and acquired all of the outstanding shares of Tennessee Gas Pipeline Company (which at the time was named Tenneco Inc.). The Company's principal executive offices are located at 1275 King Street, Greenwich, Connecticut 06831, and its telephone number at that address is (203) 863-1000. Upon consummation of the Merger and the other components of the Transaction, if they occur, the Company's name will be changed to El Paso Tennessee Pipeline Co., its principal executive offices will be located at 1010 Milam Street, Houston, Texas 77002, and its telephone number at such address will be (713) 757-2131.

                          SUMMARY OF THE TRANSACTION

  The Offering is one component of a plan (the "Debt Realignment") designed to restructure the indebtedness for money borrowed of Tenneco and certain of its consolidated subsidiaries as part of the reorganization of the Company (the "Transaction") pursuant to which (i) the Company and its subsidiaries will, pursuant to a Distribution Agreement dated as of November 1, 1996 (as such may be amended, supplemented or modified from time to time, the "Distribution Agreement") among the Company, New Tenneco Inc., a newly formed, wholly owned subsidiary of Tenneco ("New Tenneco"), and Newport News Shipbuilding Inc., a wholly owned subsidiary of Tenneco ("Newport News"), undertake various intercompany transfers and distributions (collectively, the "Corporate Restructuring Transactions") designed to restructure, divide and separate their various businesses and assets so that all of the assets, liabilities and operations of (A) their automotive parts, packaging and administrative services businesses (the "Industrial Business") are owned and operated by New Tenneco, and (B) their shipbuilding business (the "Shipbuilding Business") are owned and operated by Newport News; (ii) the Company will then distribute (the "Distributions") pro rata to holders of Tenneco common stock, par value $5.00 per share (the "Tenneco Common Stock"), all of the outstanding common stock of New Tenneco and Newport News; and (iii) thereafter, an indirect wholly owned subsidiary of El Paso will merge with and into the Company (the "Merger"), which will then consist of the remaining existing and discontinued operations of the Company and its subsidiaries other than those relating to the Industrial Business or the Shipbuilding Business, including the transmission and marketing of natural gas (collectively, the "Energy Business" or "Tenneco Energy") pursuant to the Amended and Restated Agreement and Plan of Merger dated as of June 19, 1996 (as such may be amended, supplemented or modified from time to time, the "Merger Agreement") among El Paso, El Paso Merger Company ("El Paso Subsidiary") and the Company. Upon consummation of the Merger, 100% of the common equity of the Company and approximately 75% of its combined equity value will be held by El Paso, with the balance held by the holders of Series A Preferred Stock. The Series A Preferred Stock will be an obligation solely of Tenneco and will not be an obligation of or be guaranteed by any other person (including, without limitation, El Paso). See "The Transaction" in the Prospectus.

  Also as part of the Transaction, the Company has proposed to amend (the "Charter Amendment") the Tenneco Charter to eliminate the rights, powers and preferences of its authorized class of Junior Preferred Stock thereunder (including the Series A Preferred Stock offered hereby), certain of which will be preserved in the Certificate of Designation establishing the Series A Preferred Stock. After giving effect to the Charter Amendment, shares of the Series A Preferred Stock offered hereby will have only such rights, powers and preferences as are set forth in the Certificate of Designation for the Series A Preferred Stock. See "Description of Series A Preferred Stock." Upon consummation of the Merger, if it occurs, Tenneco's currently authorized class of preferred stock (which by its terms is senior to the Junior Preferred Stock in certain respects) will be eliminated and the Junior Preferred Stock (including the Series A Preferred Stock) will be redenominated as "Preferred Stock." See "The Charter Amendment" in the Prospectus. No assurance can be given that the Merger or the other components of the Transaction will be consummated.

  The following chart shows the abbreviated corporate structure of the Company and its subsidiaries immediately prior to the Transaction:






                                      LOGO

   The following chart shows the abbreviated corporate structure of the Company and its subsidiaries immediately after giving effect to the
 Transaction:

                    [PRE-TRANSACTION CHART APPEARS HERE]

-------
 *Does not reflect the proposed purchase by El Paso of approximately $200 million of Subordinated Tenneco Preferred Stock (as defined) from Tenneco, which El Paso presently intends to undertake following consummation of the Transaction as part of the Refinancing Transactions (as defined). See "The Company After the Transaction--Operation of the Energy Business After the Merger" and "Risk Factors--Risks Related to the Transaction--Uncertainty Regarding Consummation of the Refinancing Transactions" in the Prospectus.
5

                          THE TENNECO SPECIAL MEETING

  A special meeting of stockholders of the Company (the "Tenneco Special Meeting") is presently scheduled to be held on December 10, 1996. At the Tenneco Special Meeting, the Company's current stockholders will be asked to consider and vote upon a single unified proposal relating to the Transaction, including approval and adoption of the Distribution Agreement and the Merger Agreement; approval of the transactions contemplated by the Merger Agreement and the Distribution Agreement; and approval of the Charter Amendment. Purchasers of the Series A Preferred Stock will not be entitled to any vote at the Tenneco Special Meeting with respect to their shares of Series A Preferred Stock, since such shares were not issued and outstanding on November 6, 1996, the record date for the Tenneco Special Meeting (the "Tenneco Record Date"). However, the Distributions and Charter Amendment will be submitted to the Underwriters, as the initial record holders of the Series A Preferred Stock, for approval by a written consent in lieu of a meeting (which consent will not be revocable by the purchasers of Series A Preferred Stock from such Underwriters or by the successors of such purchasers).

                       THE COMPANY AFTER THE TRANSACTION

GENERAL

  Immediately following the Transaction, the businesses and operations of the Company will consist solely of the Energy Business. In addition, 100% of the common equity of the Company and approximately 75% of its combined equity value at that time will be held by El Paso, with the balance held by the holders of the Series A Preferred Stock.

  El Paso is a Delaware corporation which was incorporated in 1928. In recognition of changes in the natural gas industry and the manner in which El Paso manages its businesses, and in order to facilitate a more detailed understanding of the various activities in which it engages, El Paso began doing business under the name El Paso Energy Corporation (effective April 22,
1996) and has segregated its business activities into three business segments:
(i) natural gas transmission, (ii) field and merchant services, and (iii) corporate and other.

  El Paso is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, El Paso files reports, proxy and information statements and other information with the Securities Exchange Commission (the "Commission"). Copies of such material can be inspected and copied at the public reference facilities maintained by the Commission at the addresses specified under "Available Information" in the Prospectus. Reports, proxy and information statements and other information concerning El Paso may also be inspected at the offices of the NYSE at the address specified under "Available Information" in the Prospectus.

THE ENERGY BUSINESS

  The Energy Business as presently conducted consists principally of the interstate transportation of natural gas, as well as certain other related business operations not generally subject to regulation by the Federal Energy Regulatory Commission (the "FERC"), such as gas marketing, intrastate pipeline operations, international pipelines and power generation, domestic power generation operations and oil and gas ventures. The Energy Business also includes certain assets and liabilities of the Company and its subsidiaries that do not relate to the Industrial Business or the Shipbuilding Business, including those business operations that have been discontinued or sold. See "Risk Factors--Risks Related to the Energy Business--Liabilities of Tenneco for Discontinued Businesses" and "The Energy Business--Discontinued and Other Operations" in the Prospectus.

  The interstate pipeline operations of the Energy Business include the pipeline systems of Tennessee Gas Pipeline Company ("TGP"), and its wholly owned subsidiaries Midwestern Gas Transmission Company

("Midwestern") and East Tennessee Natural Gas Company ("East Tennessee"), as well as certain joint ventures, which are primarily engaged in the transportation and storage of natural gas for producers, marketers, end-users and other gas transmission and distribution companies. TGP's multiple-line system begins in gas-producing regions of Texas and Louisiana, including the continental shelf of the Gulf of Mexico, and extends into the northeastern section of the United States, including the New York City and Boston metropolitan areas. Midwestern's pipeline system extends from Portland, Tennessee, to Chicago, and principally serves the Chicago metropolitan area. East Tennessee's pipeline system serves the states of Tennessee, Virginia and Georgia. The interstate gas transmission systems of the Energy Business include approximately 16,300 miles of pipeline, gathering lines and sales laterals (with 14,800 miles operated by TGP, 400 miles operated by Midwestern and 1,100 miles operated by East Tennessee), together with related facilities that include 90 compressor stations with an aggregate of approximately 1.5 million horsepower. The Energy Business also includes buying, selling, storing, processing and transporting natural gas and the provision of price risk management services. The Energy Business also is engaged in various international energy-related projects, invests in oil and gas properties and finances independent producers engaged in exploration and development projects.

  For more detailed information concerning the Energy Business, see "The Energy Business" in the Prospectus.

OPERATION OF THE ENERGY BUSINESS AFTER THE MERGER

  General. El Paso is currently engaged in a comprehensive review of the business and operations of the Energy Business. Following the completion of such review and the consummation of the Merger, El Paso has indicated that it plans to integrate, for the most part, the operations of the Energy Business with those of El Paso in order to increase operating and administrative efficiency through consolidation and reengineering of facilities, workforce reductions and coordination of purchasing, sales and marketing activities. El Paso has indicated that it anticipates that the complementary interstate and intrastate pipeline operations and gas marketing activities of El Paso and the Energy Business should provide the combined company with increased operating flexibility and access to additional customers and markets. See "Risk Factors--Risks Related to the Transaction--Uncertainty Surrounding Integration of Operations" in the Prospectus.

  Refinancing Transactions. El Paso has indicated that it intends to undertake various transactions with respect to the Energy Business (the "Refinancing Transactions") in order to reduce the amount of outstanding Company debt that would otherwise be outstanding after consummation of the Transaction, including (i) the monetization of certain assets of the Energy Business for anticipated net proceeds of approximately $500 million, and (ii) a public equity offering by El Paso of approximately $200 million and the use of the net proceeds thereof to purchase a subordinated series of junior preferred stock (the "Subordinated Tenneco Preferred Stock") from the Company. The cash proceeds received by the Company from El Paso's purchase of the Subordinated Tenneco Preferred Stock will be used by the Company to repay a portion of its post-Transaction debt. In addition, as market conditions allow, El Paso may refinance the Company's remaining post-Transaction debt through the sale of senior debt of the Company and/or TGP. See "Unaudited Pro Forma Consolidated Financial Statements of the Company" herein and "Risk Factors--Risks Related to the Transaction--Uncertainty Regarding Consummation of Refinancing Transactions" and "The Energy Business--Operation of the Energy Business after the Merger" in the Prospectus.

  Proposed Post-Merger Resolution of GSR Transition Cost Disputes. El Paso has reached, contingent upon consummation of the Merger and various other conditions (including approval by the FERC), a preliminary understanding with certain of TGP's customers regarding the customers' challenges to TGP's ability to recover various gas supply realignment ("GSR") and other costs from its customers (the "El Paso Preliminary GSR Understanding"). See "The Energy Business--Operation of the Energy Business After the Merger--Proposed Post-Merger Resolution of GSR Transition Cost Disputes" in the Prospectus.

                        DESCRIPTION OF THE TRANSACTION

  The following sets forth the principal transactions which will be undertaken to consummate the Transaction. For more information regarding the Transaction, see "The Transaction" in the Prospectus.

  . The Offering. The shares of Series A Preferred Stock being offered hereby are designed, to the extent possible, to have an aggregate value equal to approximately 25% of the total value of all shares of the Company's capital stock outstanding as of the effective time of the Merger (the "Merger Effective Time") (although there can be no assurance that such shares will have such an aggregate value at that time). The proceeds to the Company of the Offering (the "Offering Proceeds"), which are presently estimated to be $300 million, will, net of underwriting commissions and other expenses (presently estimated to be $10 million), be used to repay certain existing indebtedness of the Company and certain of its subsidiaries in connection with the Debt Realignment. See "Use of Proceeds." Holders of the Series A Preferred Stock will not receive any consideration in respect of such stock in the Merger. The Series A Preferred Stock will not be converted or otherwise exchanged in the Merger and will remain outstanding immediately following consummation thereof (held by the holders thereof immediately prior to the Merger). After giving effect to the Transaction, the Series A Preferred Stock will remain an obligation solely of the Company, the assets, liabilities and operations of which will consist solely of the Energy Business, and will not be an obligation of, or be guaranteed by, any other person (including, without limitation, El Paso).

  . Debt Realignment. Pursuant to the Debt Realignment, the indebtedness for money borrowed of the Company and certain of its consolidated subsidiaries (the "Energy Consolidated Debt"), which had a total book value of approximately $5,210 million at September 30, 1996), will be restructured through (i) tender offers by the Company for approximately $1,577 million in aggregate principal amount of Energy Consolidated Debt (collectively, the "Tender Offers"), (ii) offers by New Tenneco to exchange its notes and debentures for $1,950 million in aggregate principal amount of Energy Consolidated Debt (collectively, the "Exchange Offers"), and (iii) a series of payments, redemptions, prepayments and defeasances involving the Company, New Tenneco and Newport News. The Debt Realignment is intended to reduce the total amount of the Energy Consolidated Debt to an amount that, when added to the total amount of certain other liabilities and obligations of the Energy Business outstanding as of the Merger Effective Time (as so added, the "Actual Energy Debt Amount"), equals $2.65 billion, less the Offering Proceeds and subject to certain other adjustments described in the Prospectus (the "Base Debt Amount"). If the Actual Energy Debt Amount varies from the Base Debt Amount, the amount of the variance will be accounted for in a post-Transaction cash payment (the "Debt Cash Adjustment") (i) from New Tenneco to the Company, if the Actual Energy Debt Amount exceeds the Base Debt Amount, or (ii) from the Company to New Tenneco, if the Actual Energy Debt Amount is less than the Base Debt Amount. If the Debt Realignment and other components of the Transaction had been consummated on September 30, 1996, on a pro forma basis (assuming 100% acceptance of the Tender Offers and Exchange Offers), Tenneco and New Tenneco would have had indebtedness for money borrowed of approximately $2,519 million ($1,819 million after giving effect to the Refinancing Transactions) and $2,200 million, respectively. See "Unaudited Pro Forma Consolidated Financial Statements of the Company" herein and "Debt and Cash Realignment" in the Prospectus.

  . Corporate Restructuring Transactions. The Company will restructure, divide and separate its existing businesses so that, upon consummation of the Distributions, the assets, liabilities and operations of the Industrial Business will be directly and indirectly owned and operated by New Tenneco and substantially all the assets, liabilities and operations of the Shipbuilding Business will be directly and indirectly owned and operated by Newport News. See "Corporate Restructurings Transactions" in the Prospectus.

  . Cash Realignment. The total amount of cash and cash equivalents of the Company and its consolidated subsidiaries (which, as of September 30, 1996, totalled approximately $165 million) as of the Merger Effective Time will be allocated $25 million (subject to certain adjustments) to the Company, $5 million to Newport News and the balance to New Tenneco (collectively, the "Cash Realignment"). See "Debt and Cash Realignment" in the Prospectus.

  . The Charter Amendment. The Company will file the Charter Amendment to eliminate the rights, powers and preferences of its junior preferred stock thereunder, certain of which will be preserved for the holders of the Series A Preferred Stock in the Certificate of Designation establishing that series. See "The Charter Amendment" in the Prospectus.

  . The Distributions. The Company will distribute pro rata to the holders of Tenneco Common Stock on a record date to be determined all outstanding shares of common stock of New Tenneco and Newport News. The Distribution Agreement and various agreements to be entered into in connection therewith (the "Ancillary Agreements") will govern the post-Transaction allocation of various other rights and obligations among the Company, New Tenneco and Newport News. See "The Distributions" in the Prospectus.

  . The Merger. El Paso Subsidiary will be merged with and into the Company, which will then consist solely of the assets, liabilities and operations of the Company and its subsidiaries remaining after the Distributions, including certain discontinued operations thereof, not related to the Industrial Business or the Shipbuilding Business. The Company will survive the Merger, with 100% of its common equity held indirectly by El Paso. The Merger is conditioned upon, among other things, the receipt of certain tax rulings and opinions (which condition has been satisfied), completion of the Debt Realignment by the Company, certain governmental approvals and approval of the Transaction by the stockholders of the Company entitled to vote thereon at the Tenneco Special Meeting. No assurance can be given that the Merger will be consummated. See "The Merger" in the Prospectus.

                 CONSENT TO DISTRIBUTIONS AND CHARTER AMENDMENT

  Because the Offering will be consummated before the Charter Amendment becomes effective, the Distributions and Charter Amendment will be submitted to the Underwriters, as the initial record holders of the Series A Preferred Stock, for approval by a written consent in lieu of a meeting (which consent will not be revocable by the purchasers of the Series A Preferred Stock from the Underwriters or by the successors of such purchasers). Notwithstanding such consent, however, any purchaser who becomes a record holder of the Series A Preferred Stock on or prior to the date of the Tenneco Special Meeting (presently scheduled to be held on December 10, 1996, unless adjourned) will be entitled, at or prior to the Tenneco Special Meeting, to demand appraisal of such shares in connection with the Merger under Section 262 of the Delaware General Corporation Law ("DGCL"). See "Appraisal Rights."

                                USE OF PROCEEDS

  The Company will receive approximately $290 million from the Offering, after deduction of underwriting discounts and estimated expenses payable by the Company in connection with the Offering. The Company intends to use the net proceeds of the Offering to repay a portion of the Energy Consolidated Debt (which, as of September 30, 1996, had interest rates ranging from 6% to 10 1/2% per annum and maturities ranging from 2 months to 15 years) in connection with the Debt Realignment. See "Unaudited Pro Forma Consolidated Financial Statements of the Company" herein and "Debt and Cash Realignment" in the Prospectus.

                                CAPITALIZATION

  The following table sets forth the unaudited historical capitalization of the Company as of September 30, 1996, and the unaudited pro forma capitalization of the Company as of September 30, 1996, after giving effect to the Transaction and the Refinancing Transactions. See "Unaudited Pro Forma Consolidated Financial Statements of the Company." The capitalization of the Company should be read in conjunction with the Company's consolidated financial statements, and notes thereto, and the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Tenneco Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which is incorporated by reference herein.

                                                            SEPTEMBER 30, 1996
                                                           --------------------
                                                           HISTORICAL PRO FORMA
                                                           ---------- ---------
                                                              (IN MILLIONS)
      Short-term debt(a)..................................   $1,913    $  330
                                                             ------    ------
      Long-term debt:
        Notes(a)..........................................    2,473       --
        Debentures(a).....................................      885       --
        Credit facilities.................................      --      1,484
        Other.............................................       41         5
                                                             ------    ------
          Total long-term debt............................    3,399     1,489
                                                             ------    ------
      Minority interest...................................      301       --
                                                             ------    ------
      Preferred stock with mandatory redemption
       provisions.........................................      113       --
                                                             ------    ------
      Shareowners' Equity:
        Series A Preferred Stock..........................      --        290
        Subordinated Tenneco Preferred Stock .............      --        200
        Common equity.....................................    3,662       882
                                                             ------    ------
          Total equity....................................    3,662     1,372
                                                             ------    ------
      Total capitalization................................   $9,388    $3,191
                                                             ======    ======

     --------
     (a) For purposes of the pro forma capitalization, it is assumed that 100% of the Energy Consolidated Debt holders accept the Exchange Offers and Tender Offers, as applicable. At this time, the Company cannot determine the ultimate amount of Energy Consolidated Debt securities which will be exchanged or tendered pursuant to the Exchange Offers and Tender Offers, respectively, and such amount could vary significantly.

     UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

  The following Unaudited Pro Forma Consolidated Financial Statements of the Company (the "Pro Forma Financial Statements") illustrate the effect of: (i) the Corporate Restructuring Transactions, the Cash Realignment and Debt Realignment, the Offering and the Distributions (which are part of the Transaction discussed elsewhere herein), and (ii) the Merger and the Refinancing Transactions. See "Risk Factors--Risks Related to the Transaction--Uncertainty Regarding Consummation of the Refinancing Transactions" included in the Prospectus. The Unaudited Pro Forma Consolidated Balance Sheet has been prepared as if such transactions occurred on September 30, 1996; the Unaudited Pro Forma Consolidated Statements of Income have been prepared as if such transactions occurred as of January 1, 1995. The accompanying Pro Forma Financial Statements are based, in part, upon information and assumptions developed by El Paso management, principally relating to the "Merger and Refinancing Transactions" adjustments.

  The Corporate Restructuring Transactions represent a reorganization of companies, assets and liabilities under common control and, accordingly, the transfers of assets and liabilities pursuant to the Corporate Restructuring Transactions will be accounted for at historical cost. In addition, the Distributions represent the pro rata distribution of the common stock of New Tenneco and Newport News to the holders of Tenneco Common Stock in a spin off transaction. Consequently, the Distributions will be recorded based on historical cost.

  As part of the Merger, El Paso will issue approximately $750 million (subject to the effects of a collar on the average El Paso common stock market price) of El Paso equity consideration to holders of Tenneco stock. The composition of the El Paso equity consideration is dependent on whether holders of El Paso common stock, par value $3.00 per share (the "El Paso Common Stock"), approve the proposed issuance of El Paso Common Stock to consummate the Merger (the "Stock Issuance"). If the Stock Issuance is not approved, the Merger will be consummated with a combination of El Paso preferred depositary shares, with an assumed 10% dividend yield, and El Paso Common Stock. A special meeting of El Paso's stockholders will be held on Monday, December 9, 1996 (which is expected to be held one day prior to the Tenneco Special Meeting) to vote on the Stock Issuance. These Pro Forma Financial Statements assume that the Stock Issuance is approved (El Paso will issue only El Paso Common Stock to consummate the Merger) and that the value of the El Paso Common Stock to be issued is calculated based on the average El Paso Common Stock price for the 20-day trading period ended October 28, 1996. El Paso's acquisition of the Company will be accounted for under the purchase method and the purchase price adjustments will be reflected in the separate consolidated financial statements of the Company. According to El Paso management, a final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the Pro Forma Financial Statements are preliminary and have been made by El Paso solely for purposes of developing the pro forma consolidated financial information. However, El Paso's management has represented to the Company that it believes that the pro forma adjustments and the underlying assumptions reasonably present the significant effects of the Merger and the Refinancing Transactions. In addition, El Paso will undertake a study to determine the fair value of the Company's assets and liabilities and will revise purchase accounting adjustments upon completion of that study. Upon consummation of the Merger, the actual financial position and results of operations of the Company will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, changes in value and changes in operating results between the dates of the pro forma financial information and the date on which the Merger takes place. See "Risk Factors--Risks Related to the Transaction--Purchase Accounting Adjustments" included in the Prospectus.

  The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of the Company and its consolidated subsidiaries, which are incorporated by reference herein, and the Notes to the Pro Forma Financial Statements included elsewhere herein. The Pro Forma Financial Statements are not necessarily indicative of actual operating results or financial position had the transactions reflected therein occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                   (MILLIONS)

                                  PRE-MERGER PRO FORMA               PRO FORMA MERGER
                          -------------------------------------  --------------------------
                                       RESTRUCTURING,
                          CONSOLIDATED  REALIGNMENT,   TENNECO    MERGER AND   CONSOLIDATED
                            TENNECO     OFFERING AND      AS     REFINANCING     TENNECO
                           HISTORICAL  DISTRIBUTIONS   ADJUSTED  TRANSACTIONS   PRO FORMA
                          ------------ --------------  --------  ------------  ------------
ASSETS
Current assets:
 Cash and temporary cash
  investments...........    $   165       $  (130)(c)  $    25      $             $   25
                                              (10)(d)
 Receivables............      1,797          (958)(c)      839                       839
 Inventories............      1,254        (1,229)(c)       25                        25
 Other current assets...        369          (251)(c)      118                       118
                            -------       -------      -------      ------        ------
 Total current assets...      3,585        (2,578)       1,007                     1,007
                            -------       -------      -------      ------        ------
Net property, plant and
 equipment..............      6,904        (3,971)(c)    2,933       1,810 (g)     4,163
                                                                      (580)(j)
Goodwill and
 intangibles............      1,381        (1,333)(c)       48                        48
Other assets and
 deferred charges.......      2,107        (1,195)(c)      912        (590)(f)       402
                                                                        80 (j)
                            -------       -------      -------      ------        ------
 Total assets...........    $13,977       $(9,077)     $ 4,900      $  720        $5,620
                            =======       =======      =======      ======        ======
LIABILITIES AND
 SHAREOWNERS' EQUITY
Current liabilities:
 Short-term debt........    $ 1,913       $(1,913)(b)  $    --      $  330 (k)    $  330
 Payables...............      1,113          (760)(c)      353          20 (e)       373
 Other current
  liabilities...........      1,219          (670)(c)      424         120 (f)       544
                                             (125)(b)
                            -------       -------      -------      ------        ------
 Total current
  liabilities...........      4,245        (3,468)         777         470         1,247
                            -------       -------      -------      ------        ------
Long-term debt..........      3,399          (290)(a)    2,519        (500)(j)     1,489
                                             (590)(b)                 (200)(i)
                                                                      (330)(k)
Other liabilities and
 deferred credits.......      1,233          (665)(c)      568         151 (f)       719
Deferred income taxes...      1,024          (601)(c)      423         370 (h)       793
                            -------       -------      -------      ------        ------
                              9,901        (5,614)       4,287         (39)        4,248
                            -------       -------      -------      ------        ------
Minority interest.......        301          (301)(c)       --                        --
                            -------       -------      -------      ------        ------
Preferred stock with
 mandatory
 redemption provisions..        113                        113        (113)(l)        --
                            -------       -------      -------      ------        ------
Shareowners' equity:
 Series A Preferred
  Stock.................         --           290 (a)      290                       290
 Subordinated Tenneco
  Preferred Stock.......         --                         --         200 (i)       200
 Common stock and paid-
  in capital............      4,562                      4,562         (20)(e)       882
                                                                      (861)(f)
                                                                     1,810
                                                                       (g)
                                                                      (370)(h)
                                                                       113 (l)
                                                                    (4,352)(m)
 Cumulative translation
  adjustments...........          9            (9)(c)       --                        --
 Retained earnings
  (accumulated deficit).         62         2,628 (b)   (3,381)      3,381 (m)        --
                                           (6,061)(c)
                                              (10)(d)
                            -------       -------      -------      ------        ------
                              4,633        (3,162)       1,471         (99)        1,372
 Less-Shares held as
  treasury stock, at
  cost..................        971                        971        (971)(m)        --
                            -------       -------      -------      ------        ------
                              3,662        (3,162)         500         872         1,372
                            -------       -------      -------      ------        ------
 Total liabilities and
  shareowners' equity...    $13,977       $(9,077)     $ 4,900      $  720        $5,620
                            =======       =======      =======      ======        ======

   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

RESTRUCTURING, REALIGNMENT, OFFERING AND DISTRIBUTIONS:

(a) To reflect the final terms of the Offering of $300 million of Series A Preferred Stock, with an 8 1/4% dividend yield, for net Offering Proceeds of $290 million, and the use of the net Offering Proceeds for the repayment of Energy Consolidated Debt. See "Use of Proceeds."

(b) To reflect the restructuring and realignment of the Company debt pursuant to the Debt Realignment, the Distributions and the applicable provisions of the Merger Agreement, and the assumed payment of accrued interest on the Energy Consolidated Debt defeased, redeemed, tendered or exchanged as part of the Debt Realignment. The amount of "Tenneco as Adjusted" debt immediately prior to the Merger will consist primarily of borrowings under a new credit facility (the "Tenneco Credit Facility") entered into in connection with the Transaction (assuming 100% acceptance of the Tender Offers and Exchange Offers) and is calculated from the provisions of the Merger Agreement as follows (in millions):

      Base Debt Amount per the Merger Agreement......................... $2,650
      Less: Offering Proceeds--see footnote (a).........................   (300)
                                                                         ------
                                                                          2,350
      Plus: Cash settlement payments....................................    439
      Less: Estimated collections subject to refund.....................   (270)
                                                                         ------
      Assumed "Tenneco as Adjusted" debt................................ $2,519
                                                                         ======

  At this time, the Company cannot determine the ultimate amount of securities which will be purchased in the Tender Offers, or the ultimate amount of securities which will be exchanged pursuant to the Exchange Offers, and such amounts could vary significantly. However, for purposes of these pro forma adjustments, it is assumed that 100% of the securities subject to the Tender Offers are purchased pursuant to the Tender Offers and 100% of the securities subject to the Exchange Offers are exchanged pursuant to the Exchange Offers. See "Debt and Cash Realignment."

(c) To reflect the distribution of the common stock of New Tenneco and Newport News pursuant to the Distributions. See "The Distributions."

(d) To reflect the distribution of the Company cash (subsequent to the Distributions) in excess of $25 million pursuant to the Cash Realignment provisions of the Merger Agreement. The distribution of cash as part of the Cash Realignment may be adjusted by the sale of Energy Business receivables by the Company prior to the Merger Effective Time. See "Debt and Cash Realignment."

MERGER AND REFINANCING TRANSACTIONS:

(e) To reflect the liability for the estimated legal, investment banking and other costs of $20 million to be incurred by the Company in connection with the Merger. These costs have been included in the purchase price reflected in footnote (g).

(f) To reflect the preliminary estimated acquisition adjustments under the purchase method of accounting, which will be reflected in the separate financial statements of the Company to record assets acquired and liabilities assumed at estimated fair value for: (i) reduction of certain other assets, deferred charges and regulatory assets; (ii) the revision of benefit plan assumptions relating to the retiree medical plan obligation;
    (iii) adjustments related to other employee benefit costs and environmental costs; and (iv) the accrual of an obligation to New Tenneco which is expected to be paid after the completion of the transaction as a result of the utilization of certain tax benefits generated by the Debt Realignment. The following adjustments reflect El Paso management's intended business strategies which may differ from the business strategies employed by the Company's management prior to the Merger (in millions):

   Other assets and deferred charges...................................... $590
   Other current liabilities..............................................  120
   Other liabilities and deferred credits.................................  151
                                                                           ----
                                                                           $861
                                                                           ====

(Continued)

(g) To reflect the allocation to property, plant and equipment of the excess purchase price of the Company, which will be reflected in the separate financial statements of the Company, as follows (in millions):

   Issuance of El Paso equity consideration in the Merger*.............  $  882
   Less: Conversion of the $113 million book value of Tenneco $4.50 and
    $7.40 Cumulative Preferred Stock...................................    (113)
   Less: "Tenneco as Adjusted" net common book value subsequent to the
    Debt Realignment and Distributions.................................    (210)
   Acquisition adjustments to assets acquired and liabilities assumed..     861
   Transaction fees payable--see footnote (e)..........................      20
   Deferred income taxes on allocation of purchase price and acquisi-
    tion adjustments...................................................     370
                                                                         ------
                                                                         $1,810
                                                                         ======

  --------
  * Reflects the contribution to the Company's capital of the El Paso equity consideration issued as part of the Merger (assumed to only consist of El Paso Common Stock for this pro forma financial information). The composition of the El Paso equity consideration is dependent on whether holders of El Paso Common Stock approve the Stock Issuance to consummate the Merger. If the Stock Issuance is not approved, the Merger will be consummated by El Paso issuing a combination of El Paso preferred depositary shares, with an assumed 10% dividend yield, and El Paso Common Stock. A portion of total El Paso equity consideration will be issued in exchange for the $113 million book value of the Tenneco $7.40 Cumulative Preferred Stock, without par value (the "$7.40 Preferred Stock"), and the Tenneco $4.50 Cumulative Preferred Stock, without par value (the "$4.50 Preferred Stock") (see footnote (l) below) with the remainder exchanged for Tenneco Common Stock.

  The allocation above reflects El Paso's internal evaluation of the excess purchase price and is subject to the completion of an independent appraisal of the fair value of the property acquired. It is not expected that any excess purchase price allocated to property, plant and equipment will be allowed for regulatory purposes or recovery through rates. Should the independent appraisal not support such allocation to property, plant and equipment, the excess of total purchase price over the fair value of the net assets acquired will be reflected as goodwill.

  The following adjustments are made to adjust the historical values of certain assets and liabilities to their estimated fair values (in millions):

   Increase in property, plant and equipment............................ $1,810
   Reduce other assets and deferred charges.............................   (590)
   Increase other current liabilities...................................   (140)
   Increase other liabilities and deferred credits......................   (151)
   Increase deferred income tax liability...............................   (370)
   Eliminate Tenneco shareowners' equity:
     Tenneco preferred stock............................................    113
     "Tenneco as Adjusted" common equity................................    210
                                                                         ------
   Total El Paso equity consideration................................... $  882
                                                                         ======

(h) To reflect the increase in deferred income taxes of $370 million which have been provided for temporary differences after the allocation of the pro forma purchase price and acquisition adjustments. The following pro forma adjustments were required for estimated book and tax basis differences resulting from the allocation of the pro forma purchase price, at an assumed effective tax rate of 39% (in millions):

   Property, plant and equipment......................................... $ 706
   Other assets..........................................................  (230)
   Other liabilities.....................................................  (106)
                                                                          -----
                                                                          $ 370
                                                                          =====

(Continued)
(i) To reflect the contribution by El Paso to the Company of proceeds from an assumed issuance of $200 million of El Paso Common Stock in exchange for Subordinated Tenneco Preferred Stock of the Company with an assumed dividend yield of 9%. The proceeds from the Company's issuance of Subordinated Tenneco Preferred Stock to El Paso will be utilized by the Company to pay down $200 million of the Tenneco Credit Facility.

(j) To reflect the assumed monetization of $500 million of assets through sales or project financings, at book value, and to reflect the Company's remaining $80 million investment in certain Australian projects using the equity method. These proceeds are assumed to be utilized for the repayment of a portion of the indebtedness outstanding under the Tenneco Credit Facility.

(k) To reflect the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively.


(l) To reflect the conversion of the $7.40 Preferred Stock and $4.50 Preferred Stock into El Paso Common Stock.

(m) To reflect the retirement and cancellation of Tenneco Common Stock held as treasury stock and the capitalization of the pre-Merger "Tenneco as Adjusted" accumulated deficit.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                   (MILLIONS)

                                                 PRE-MERGER PRO FORMA              PRO FORMA MERGER
                                         ------------------------------------- -------------------------
                                                      RESTRUCTURING,
                                         CONSOLIDATED  REALIGNMENT,   TENNECO   MERGER AND  CONSOLIDATED
                                           TENNECO     OFFERING AND      AS    REFINANCING    TENNECO
                                          HISTORICAL  DISTRIBUTIONS   ADJUSTED TRANSACTIONS  PRO FORMA
                                         ------------ --------------  -------- ------------ ------------
Revenues...............................     $8,320       $(6,323)(c)   $1,997      $(69)(g)    $1,928
Operating costs and expenses...........      7,599        (5,785)(c)    1,814        34 (d)     1,809
                                                                                      6 (e)
                                                                                    (45)(g)
                                            ------       -------       ------      ----        ------
 Operating income......................        721          (538)         183       (64)          119
Other (income) expense, net............       (242)          118 (c)     (124)        4 (g)      (120)
Interest expense.......................        268          (110)(b)      158       (42)(f)       113
                                                                                      2 (g)
                                                                                     (5)(h)
                                            ------       -------       ------      ----        ------
 Income before income taxes and
  minority interest....................        695          (546)         149       (23)          126
Provision for income taxes *...........        247            43 (b)       34       (12)(g)        19
                                                            (256)(c)                 (3)(i)
Minority interest......................         15           (15)(c)       --                      --
                                            ------       -------       ------      ----        ------
 Net income from continuing operations.        433          (318)         115        (8)          107
Preferred stock dividends..............          7            19 (a)       26        (7)(j)        33
                                                                                     14 (k)
                                            ------       -------       ------      ----        ------
 Earnings from continuing operations
  available to common stock............     $  426       $  (337)      $   89      $(15)       $   74
                                            ======       =======       ======      ====        ======

--------
* The provision for income taxes for the Company reflects the realization of unrecognized deferred tax assets; therefore, the overall actual effective tax rate is significantly lower than the assumed effective tax rate of 39%. If the assumed effective tax rate had been used, the pro forma provision for income taxes would have increased by $30 million and the pro forma amount for earnings from continuing operations available to common stock would have been $44 million.

 See accompanying Notes to Unaudited Pro Forma Consolidated Income Statements.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                   (MILLIONS)

                                  PRE-MERGER PRO FORMA              PRO FORMA MERGER
                          ------------------------------------- -------------------------
                                       RESTRUCTURING,
                          CONSOLIDATED  REALIGNMENT,   TENNECO   MERGER AND  CONSOLIDATED
                            TENNECO     OFFERING AND      AS    REFINANCING    TENNECO
                           HISTORICAL  DISTRIBUTIONS   ADJUSTED TRANSACTIONS  PRO FORMA
                          ------------ --------------  -------- ------------ ------------
Revenues................     $8,899       $(6,978)(c)   $1,921      $(47)(g)    $1,874
Operating costs and
 expenses...............      8,028        (6,278)(c)    1,750        45 (d)     1,762
                                                                       8 (e)
                                                                     (41)(g)
                             ------       -------       ------      ----        ------
 Operating income.......        871          (700)         171       (59)          112
Other (income) expense,        (225)                      (106)                   (106)
 net....................                      119 (c)
Interest expense........        306           (89)(b)      217       (56)(f)       152
                                                                      (3)(g)
                                                                      (6)(h)
                             ------       -------       ------      ----        ------
 Income before income
  taxes and minority
  interest..............        790          (730)          60         6            66
Provision for income            279            35 (b)      (44)       (1)(g)       (42)
 taxes (benefit)*.......                     (358)(c)                  3 (i)
Minority interest.......         22           (22)(c)       --                      --
                             ------       -------       ------      ----        ------
 Net income from
  continuing operations.        489          (385)         104         4           108
Preferred stock                  12            25 (a)       37       (12)(j)        43
 dividends..............                                              18 (k)
                             ------       -------       ------      ----        ------
 Earnings from
  continuing operations
  available to common
  stock.................     $  477       $  (410)      $   67      $ (2)       $   65
                             ======       =======       ======      ====        ======

--------
* The provision for income taxes for the Company reflects the realization of unrecognized deferred tax assets; therefore, the overall actual effective tax rate is significantly lower than the assumed effective tax rate of 39%. If the assumed effective tax rate had been used, the pro forma provision for income taxes (benefit) would have increased by $68 million and the pro forma amount for earnings from continuing operations available to common stock would have been $(3) million.

 See accompanying Notes to Unaudited Pro Forma Consolidated Income Statements.

          NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

RESTRUCTURING, REALIGNMENT, OFFERING AND DISTRIBUTIONS:

(a) To reflect dividends in the Consolidated Pro Forma Income Statement on the Series A Preferred Stock issued in the Offering at a dividend yield of 8 1/4%.

(b) To reflect the effect on interest expense of the restructuring and realignment of the Company debt pursuant to the Debt Realignment, the Distributions and the applicable provisions of the Merger Agreement, and the related effect on the provision for income taxes (benefit) at an assumed effective tax rate of 39%. The "Tenneco as Adjusted" debt consists primarily of borrowings under the Tenneco Credit Facility (assuming 100% acceptance of the Tender Offers and Exchange Offers) at an estimated annual interest rate of 8%.

(c) To reflect the effects on the Company's results of operations from the Distributions.

MERGER AND REFINANCING TRANSACTIONS:

(d) To reflect depreciation expense related to the increase in estimated fair value of property, plant and equipment, depreciated over a 40-year period which approximates the FERC approved depreciation rate for the regulated property, plant and equipment of the Company prospectively.

(e) To reflect the assumed pro forma postretirement benefit cost for the Company employees.

(f) To reflect an interest expense reduction relating to debt repaid with proceeds from the $200 million Subordinated Tenneco Preferred Stock issued to El Paso by the Company and proceeds from the monetization of $500 million of assets, and certain project financings, at book value.

(g) To remove the historical operating results of Tenneco Energy's exploration and production business which is assumed to be disposed of at book value.

(h) To reflect the interest expense reduction relating to the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively. A 1/8% change in interest rates would have the impact of increasing pro forma interest expense by approximately $1.7 million and $2.3 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively.

(i) To reflect the income tax expense (benefit) effects of pro forma adjustments at an assumed effective tax rate of 39%.

(j) To reflect the elimination of dividends on the $7.40 Preferred Stock and $4.50 Preferred Stock which will be converted into El Paso Common Stock as part of the Merger.

(k) To reflect dividends in the Consolidated Pro Forma Income Statement on the Subordinated Tenneco Preferred Stock issued to El Paso by the Company with an assumed dividend yield of 9%.

                                TENNECO ENERGY

                       COMBINED SELECTED FINANCIAL DATA

  The combined selected financial data as of December 31, 1995 and 1994 and for the years ended December 31, 1995, 1994 and 1993 were derived from the audited Combined Financial Statements of Tenneco Energy. The combined selected financial data as of December 31, 1993, 1992 and 1991 and for the years ended December 31, 1992 and 1991 are unaudited and were derived from the accounting records of Tenneco. The combined selected financial data as of and for each of the nine-month periods ended September 30, 1996 and 1995 were derived from the unaudited Combined Financial Statements of Tenneco Energy. In the opinion of Tenneco Energy's management, the combined selected financial data of Tenneco Energy as of December 31, 1993, 1992 and 1991 and for the years ended December 31, 1992 and 1991, and as of and for the nine months ended September 30, 1996 and 1995 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the nine months ended September 30, 1996 should not be regarded as indicative of the results that may be expected for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Energy Business included herein, and Tenneco Energy's Combined Financial Statements, and notes thereto.

                         NINE MONTHS ENDED
                           SEPTEMBER 30,             YEARS ENDED DECEMBER 31,
                         -------------------   -----------------------------------------------
                         1996(A)    1995(A)    1995(A)  1994(A)  1993(A)      1992       1991
(MILLIONS)               --------   --------   -------  -------  -------     ------     ------
STATEMENTS OF INCOME
 (LOSS) DATA(B):
 Net sales and operating
  revenues.............. $  1,997   $  1,368   $1,921   $2,381   $2,866      $2,221     $2,216
                         ========   ========   ======   ======   ======      ======     ======
 Income before interest
  expense and income
  taxes ................ $    264   $    182   $  268   $  367   $  419      $  337     $  475(c)
 Interest expense (net
  of interest
  capitalized)..........      101         86      122      142      127          94        121
 Income tax expense
  (benefit).............       36         44      (11)      72      104          63        103
                         --------   --------   ------   ------   ------      ------     ------
 Income before
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles, net of
  income tax............      127         52      157      153      188         180        251
 Extraordinary loss, net
  of income tax.........       (1)        --       --       --      (25)(d)      (9)(e)     --
 Cumulative effect of
  changes in accounting
  principles, net of in-
  come tax..............       --         --       --       --       --        (332)(f)     --
                         --------   --------   ------   ------   ------      ------     ------
 Net income (loss)...... $    126   $     52   $  157   $  153   $  163      $ (161)    $  251
                         ========   ========   ======   ======   ======      ======     ======
BALANCE SHEET DATA(B):
 Total assets........... $  5,448   $  6,275   $5,792   $5,730   $4,290      $4,054     $4,464
 Short-term debt(g).....      836        403      456      399      304         392        338
 Long-term debt(g)......    1,603      1,611    1,811    2,242    2,019       2,282      2,674
 Combined equity........      846      1,570      687      382     (652)     (1,503)    (1,120)
STATEMENT OF CASH FLOWS
 DATA(B):
 Net cash provided
  (used) by operating
  activities............ $   (275)  $    626   $  765   $ (278)  $  209      $  729     $   84
 Net cash provided
  (used) by investing
  activities............      (15)      (407)    (537)    (229)     (35)       (383)        61
 Net cash provided
  (used) by financing
  activities............       76        323      (27)     426      (49)       (393)      (190)
 Capital expenditures...      267        224      337      345      171         253        298

--------
(a) For a discussion of the significant items affecting comparability of the financial information for 1995, 1994 and 1993 and for the nine months ended September 30, 1996 and 1995, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Energy Business" included in the Prospectus.
(b) During 1995, 1994 and 1993, Tenneco Energy completed several acquisitions and dispositions, the most significant of which was the acquisition of the natural gas pipeline assets of the Pipeline Authority of South Australia in 1995 and the disposition of its 50% interest in Kern River Gas Transmission Company in 1995. See Notes 4 and 5 to the Combined Financial Statements of Tenneco Energy, included in the Prospectus, for further information on the Tenneco Energy acquisitions and dispositions.
(c) Includes a gain of $265 million related to the sale of Tenneco Energy's natural gas liquids business, including its interest in an MTBE plant then under construction.
(d) During 1993, Tenneco Energy recorded an extraordinary loss as a result of the prepayment of long-term debt. See Note 5 to the Combined Financial Statements of Tenneco Energy, included in the Prospectus, for further information on the Tenneco Energy extraordinary loss.
(e) During 1992, Tenneco Energy recorded an extraordinary loss as a result of the defeasance of $310 million of its high interest bearing long-term debt.
(f) In 1992, Tenneco Energy adopted Statement of Financial Accounting Standards ("FAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS No. 109, "Accounting for Income Taxes."
(g) Amounts are net of allocations from Tenneco to New Tenneco and Newport News. The allocation is based on the portion of Tenneco's investment in New Tenneco and Newport News which is deemed to be debt, generally based on the ratio of New Tenneco's and Newport News' net assets to Tenneco consolidated net assets plus debt. Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Management believes that the historical allocation of corporate debt and interest expense is reasonable; however, it is not necessarily indicative of Tenneco Energy's debt upon completion of the Debt Realignment. See Note 6 to the Combined Financial Statements of Tenneco Energy, included in the Prospectus.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                       OPERATIONS OF THE ENERGY BUSINESS

  The following review of the financial condition and results of operations of the Energy Business should be read in conjunction with the Combined Financial Statements of Tenneco Energy and the notes thereto. Such review includes certain forward-looking statements, which should be read in conjunction with the factors identified in "Risk Factors" in the Prospectus.

PROPOSED MERGER WITH EL PASO

  In the first quarter of 1996, the Company announced its intention to focus on its automotive parts and packaging businesses. This strategic action included the spin-off of Newport News to the holders of Tenneco Common Stock and the development of options to separate the Energy Business from the packaging and automotive parts divisions. On June 19, 1996, the Company announced that it had signed the Merger Agreement, pursuant to which El Paso Subsidiary will be merged with and into the Company, with the Company surviving the Merger as a subsidiary of El Paso. Prior to the Merger, the Company will spin off New Tenneco and Newport News to the holders of Tenneco Common Stock as separate public companies.

  The Merger represents a total value for Company stockholders of approximately $4 billion which includes:

  . New shares of El Paso equity to be issued to the Company stockholders valued at approximately $750 million (subject to the effect of a collar on the average market price of the El Paso Common Stock issuable in connection with the Merger).

  . Retention by the Company after the Distributions and the Merger of approximately $2.65 billion (subject to adjustment as more fully described under "Debt and Cash Realignment" in the Prospectus) of Energy Consolidated Debt and the Series A Preferred Stock.

  . Other payments and certain liability retentions by El Paso which El Paso has estimated at an aggregate of approximately $600 million. See "The Merger" in the Prospectus.

  Upon consummation of the Transaction, holders of Tenneco Common Stock will own equity securities of three separate, publicly held companies--New Tenneco, Newport News and El Paso (which will include the Energy Business as a subsidiary)--and holders of $7.40 Preferred Stock and $4.50 Preferred Stock will hold El Paso Common Stock.

  The consummation of the Transaction is subject to certain conditions, including approval of the Transaction by Tenneco stockholders at the Tenneco Special Meeting and approval of the Distributions and the Charter Amendment by the holders of the Series A Preferred Stock (if issued prior to the Charter Amendment becoming effective). See "The Distributions--Conditions to Consummation of the Distributions" and "The Merger--Conditions Precedent" in the Prospectus.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

  Net income for the 1996 first nine months of $126 million increased significantly compared with $52 million in the first nine months of 1995.

                                                                    NINE MONTHS
                                                                       ENDED
                                                                   SEPTEMBER 30,
                                                                   -------------
                                                                    1996   1995
                                                                   ------ ------
                                                                    (MILLIONS)
      Revenues.................................................... $1,997 $1,368
      Operating income............................................    264    182

NET SALES AND OPERATING REVENUES

  Revenues for the 1996 first nine months were $2 billion, an increase of 46 percent compared with $1.37 billion for the year ago period.

  Revenues from the operations of the Energy Business which are subject to regulation by the FERC (generally referred to herein as its "regulated" operations) increased to $641 million, or 16 percent, primarily due to increased transportation volumes, benefits derived from a new rate structure implemented on July 1, 1995 which resulted in a $12 million increase and regulatory adjustments of $70 million of which $55 million had no operating income impact. Revenues from the energy-related operations of the Energy Business which are not generally subject to regulation by the FERC (generally referred to herein as its "nonregulated" operations) increased 67 percent to $1,352 million, primarily due to higher gas prices resulting in a $430 million increase and an increase in gas volumes resulting in a $58 million increase. Additionally, the acquisition of the assets of the Pipeline Authority of South Australia ("PASA") in June 1995 and new processing and gathering projects increased revenues by $38 million. Revenues from other operations were $4 million compared with $2 million in the prior-year period.

INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

  Operating income from regulated operations in the U.S. increased 21% to $251 million. The increase included $22 million for legal settlements and a $4 million gain on the sale of TGP's interest in Iroquois Gas Transmission System, L.P. Higher transportation revenues contributed $12 million to the increase and improved operating efficiencies contributed $21 million. Additionally, 1995 included a loss of $7 million from the sale of TGP's interest in Ozark Gas Transmission System ("Ozark") which added to the 1996 increase. Partially offsetting these increases was the absence of earnings contributed by the Kern River Gas Transmission Company ("Kern River"), which added $24 million in the year-ago period. The Energy Business' 50 percent interest in Kern River was sold in late 1995.

  Nonregulated operating income increased to $31 million or 48% in the first nine months of 1996 due to higher operating income from the oil and gas production of Tenneco Ventures Corporation ("Tenneco Ventures") of $14 million and acquisition of PASA in June 1995 which contributed $10 million. Partially offsetting the nonregulated earnings increase was lower operating income of $10 million due to lower margin from marketing activities and $5 million in legal settlements.

  The other operations of the Energy Business reported an operating loss of $18 million during the first nine months of 1996 compared with an operating loss of $47 million in the 1995 first nine months. The decrease is primarily due to the recognition of a $32 million deferred gain on the sale of the Energy Business investment in Cummins Engine Company stock offset by lower interest income from the rolloff of Case retail receivables. Operating income for the 1995 period included a $25 million reserve for the liquidation of surplus real estate holdings.

INTEREST EXPENSE (NET OF INTEREST ALLOCATED TO AFFILIATES)

  The Company's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at an operating company level and to centrally manage various cash functions. Consequently, the corporate debt of the Company and its related interest expense have been allocated to New Tenneco and Newport News based upon the portion of the Company's investment in New Tenneco and Newport News which is deemed to be debt, generally based upon the ratio of New Tenneco's and Newport News' net assets to the Company consolidated net assets plus debt. Interest expense was allocated at a rate equivalent to the weighted average cost of all corporate debt, which was 7.7 percent, 8.3 percent and 7.4 percent for 1995, 1994 and 1993, respectively. Total pre-tax interest expense allocated to New Tenneco and Newport News in 1995, 1994 and 1993 was $180 million, $120 million and $124 million, respectively. New Tenneco and Newport News have also been allocated tax benefits approximating 35 percent of the allocated pre-tax interest expense. Although interest expense and the related tax effects have been allocated to New Tenneco and Newport News for financial reporting on a historical basis, New Tenneco and Newport News have not been billed for these amounts. The changes in allocated corporate debt and the after-tax allocated interest expense have been included as a component of the combined equity of the Energy Business. Although management believes that the historical allocation of corporate debt and interest is reasonable, it is not necessarily indicative of what the debt and interest expense of the Energy Business will be upon completion of the Debt Realignment and the other components of the Transaction. For additional information, see "Debt and Cash Realignment" in the Prospectus.

  Interest expense increased from $86 million in the first nine months of 1995 to $101 million in the first nine months of 1996. The increase was primarily attributable to higher levels of debt.

INCOME TAXES

  Income tax expense for the first nine months of 1996 was $36 million compared with $44 million for the 1995 first nine months. The effective tax rate for the first nine months of 1996 was 22 percent compared with 46 percent in the prior year first nine months.

CHANGES IN ACCOUNTING PRINCIPLES

  In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes new accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The statement is effective for transactions occurring after December 31, 1996. The impact of the new standard has not been determined.

  The Energy Business adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1996. FAS No. 121 establishes new accounting standards for measuring the impairment of long-lived assets. The adoption of the new standard did not have a material effect on the combined financial position or results of operations of the Energy Business.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           ------------------
      CASH PROVIDED (USED) BY:                               1996      1995
      ------------------------                             --------  --------
                                                              (MILLIONS)
      Operating activities................................ $   (275) $    626
      Investing activities................................      (15)     (407)
      Financing activities................................       76       323

  The Energy Business' operating results, combined with proceeds from sales of assets and businesses, supplemented by net contributions from affiliates and borrowings, have provided funds for acquisitions and capital investments in existing businesses, to repurchase Tenneco Common Stock and to retire long-term debt.

Operating Activities

  Operating cash flow for the first nine months of 1996 declined due to lower sales of customer receivables compared with the first nine months of 1995. This decrease was due primarily to trade receivables sold to Asset Securitization Cooperative Corporation ("ASCC"), which were $328 million lower in the first nine months of 1996 compared with the first nine months of 1995. Operating cash flow in the first nine months of 1996 also declined as a result of higher tax payments compared with the first nine months of 1995 due to the settlement of 1987 through

1989 federal tax liabilities and TGP's gas contract settlements for $125 million with ICA Energy, Inc. and Trans Texas Gas Corporation and $193 million with Coastal and Tesoro.

Investing Activities

  The sale of other businesses and assets, primarily the Energy Business' 50 percent interest in Kern River, generated an additional $283 million of cash during the first nine months of 1996. The acquisition of assets, primarily the acquisition of PASA, required $225 million of cash during the first nine months of 1995.

  The Energy Business invested $267 million in capital expenditures in its existing businesses during the first nine months of 1996. Capital expenditures were $224 million during the first nine months of 1995.

Financing Activities

  Cash provided by financing activities was $76 million during the first nine months of 1996, a $247 million decrease from the same period in 1995. The Company repurchased $149 million in common stock in the first half of 1996, down $347 million from the previous year. The Company borrowed approximately $1.0 billion under various short-term credit facilities during the first nine months of 1996, an increase from $271 million in the prior year period. The proceeds from the 1996 short-term borrowings were generally utilized to pay distributions to affiliates, dividends, capital expenditures and to fund other operating cash flow uses discussed above. Tenneco also retired $367 million of long-term debt in the first nine months of 1996 compared to $380 million retired in 1995. Finally, the Company distributed $261 million in cash to affiliates, as compared to contributions from affiliates of $1.1 billion received in the first nine months of 1995. Cash contributions from and distributions to affiliates vary based on cash generated by affiliates from operations net of cash required for operating and investing activities.

CAPITALIZATION

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1996          1995
                                                      ------------- ------------
                                                              (MILLIONS)
      Short-term debt and current maturities.........    $  836        $  456
      Long-term debt.................................     1,603         1,811
      Minority interest..............................        --            19
      Preferred stock................................       113           130
      Combined equity................................       846           687
                                                         ------        ------
      Total capitalization...........................    $3,398        $3,103
                                                         ======        ======

  Debt increased $172 million at September 30, 1996 compared with December 31, 1995. For additional information on corporate debt allocation, see "--Interest Expense (net of interest allocated to affiliates)" above.

LIQUIDITY

  Historically, excess net cash flows from operating and investing activities have been used to meet consolidated debt and other obligations. Conversely, when cash requirements of the Energy Business have been in excess of cash flows from operations, the Company has utilized its consolidated credit facilities to fund the Energy Business' obligations. Also, depending on market and other conditions, the Energy Business has utilized external sources of capital to meet specific funding requirements. However, during 1995, Tenneco made cash distributions of approximately $1.3 billion, in the aggregate, to its automotive, packaging and shipbuilding businesses to fund strategic acquisitions and capital spending. The disposition of the chemical operations of Albright & Wilson, plc and the sales of Case common stock and other assets provided approximately $1.6 billion for these cash distributions.

  Prior to the Transaction, the Company will restructure its consolidated indebtedness for money borrowed pursuant to the Debt Realignment through a series of tender offers, exchange offers, payments, defeasances, and prepayments. In connection with the Debt Realignment, the Company entered into the Tenneco Credit Facility, which consists of a 364-day revolving credit facility with a two-year term thereafter. Initial borrowings under the Tenneco Credit Facility will be used to finance certain aspects of the Debt Realignment. For additional information, see "The Energy Business--Tenneco Credit Facility" and "Debt and Cash Realignment" in the Prospectus.

  After giving effect to the Refinancing Transactions and based on El Paso's representations regarding the operations of the Energy Business after the Merger, Tenneco believes internally generated funds of the Energy Business and the availability under the Tenneco Credit Facility will provide adequate sources of funds to finance the future capital requirements of the Energy Business including any payments associated with the settlement of the gas supply realignment ("GSR") issues discussed in the Prospectus.

RESULTS OF OPERATIONS FOR THE YEARS 1995 AND 1994

1995 STRATEGIC ACTIONS

  In December 1995, the Energy Business sold its 50 percent interest in Kern River, a joint venture that owns a 904-mile pipeline extending from Wyoming to California. The sales price was $206 million, resulting in a pre-tax gain of $30 million.

  The Energy Business acquired the natural gas pipeline assets of PASA, which includes a 488-mile pipeline, in June 1995 for approximately $225 million and a 50 percent interest in two gas-fired cogeneration plants from ARK Energy in November 1995 for approximately $65 million in cash and Tenneco Common Stock.

  During 1995, the Company completed the $500 million common stock repurchase program announced in December 1994. Also, in 1995, the Company announced two additional share buyback programs, one for up to 3 million shares and another for 2.5 million shares. These programs were designed to offset the growth in common shares resulting from shares issued pursuant to employee benefit plans. The 3 million share repurchase program was completed in 1995. Since December 1994, the Company has repurchased a total of 14.3 million common shares at a cost of $646 million.

RESULTS OF OPERATIONS--YEARS 1995 AND 1994

  The Energy Business' net income for 1995 of $157 million increased by three percent compared with $153 million in 1994. The increased results occurred in both the regulated and nonregulated businesses, all of which are discussed below.

  Significant transactions affecting the comparability of operating income between 1995 and 1994 are:

  . Pre-tax gains on sales of assets and businesses of $11 million in 1995
    (primarily the Energy Business' interest in Kern River) compared with gains of $24 million in 1994 (primarily from the sale of a 20 percent interest in Tenneco Energy Resources Corporation).

  . Reserves established in 1995 of $25 million for the liquidation of surplus real estate holdings and notes and $30 million for estimated regulatory and legal settlement costs at Tenneco Energy.

  . A gain from a 1994 contract settlement between Tenneco Energy and Columbia Gas Transmission Corporation ("Columbia Gas") of $11 million.

                                                                    1995   1994
                                                                   ------ ------
                                                                    (MILLIONS)
   Revenues....................................................... $1,921 $2,381
   Operating income...............................................    268    367

NET SALES AND OPERATING REVENUES

  The regulated portion of the Energy Business experienced a decline in revenues from $918 million in 1994 to $761 million in 1995. Lower regulated merchant gas sales caused a decline of approximately $222 million. Under FERC Order 636, customers assume the responsibility for acquiring their gas supplies, reducing sales by the pipeline. Other non-recurring regulatory adjustments that had no operating income impact also increased revenues by $63 million.

  Revenues in the nonregulated operations of the Energy Business were $1,155 million, down $305 million compared with 1994. Average natural gas prices were lower in 1995 compared with 1994, contributing approximately $175 million to the revenue decrease. Furthermore, natural gas volumes declined contributing $148 million to the revenue decrease. Warmer weather in early 1995 resulted in lower levels of storage activity during the year, decreasing demand for natural gas and forcing prices lower. These effects were offset somewhat by $18 million in revenues earned by the PASA assets which were acquired by the Energy Business in June 1995.

  Revenues from the other operations of the Energy Business were $5 million compared with $3 million in 1994.

INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

  Operating income in the regulated portion of the Energy Business was down by $27 million in 1995 as compared with 1994. The 1995 results included the $30 million pre-tax gain on the sale of the Energy Business' interest in Kern River, a $7 million loss on the sale of Tenneco Energy's interest in Ozark and a $21 million reserve for estimated regulatory and legal settlement costs while 1994 included the $11 million benefit from the Columbia Gas contract settlement. Excluding these transactions, the Energy Business' regulated business operating income decrease of approximately $18 million was primarily due to the termination or expiration of transportation contracts.

  The 1995 operating income for the nonregulated business decreased $55 million compared with 1994. Operating income in 1994 included a $23 million gain from the sale of a 20 percent interest in Tenneco Resources to Ruhrgas AG. The remainder of the operating income decline was due to increased startup and development costs on international programs of approximately $12 million, a $9 million reserve for estimated legal settlement costs and lower margins and volumes due to lower demand in gas marketing which resulted in a $9 million decrease and an increase in administrative costs of approximately $5 million. Operating results of the Energy Business included $9 million in income from operating the PASA assets during the last half of 1995.

  The Energy Business' other operations reported an operating loss of $65 million during 1995. This included a $25 million charge to establish a reserve for liquidation of surplus real estate holdings and notes. During 1994, other operations reported $48 million in operating losses.

INTEREST EXPENSE (NET OF INTEREST ALLOCATED TO AFFILIATES)

  Interest expense in 1995 was $122 million compared with $142 million in 1994. For a discussion of the historical allocation of indebtedness of the Company and its subsidiaries, see "--Results of Operations for the Six Months Ended June 30, 1996 and 1995--Interest Expense (net of interest allocated to affiliates)."

INCOME TAXES

  Income tax benefit for 1995 was $11 million compared with income tax expense of $72 million in 1994.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

  Effective January 1, 1994, Tenneco Energy adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits," using the cumulative catch-up method. It requires employers to account for postemployment benefits for former or inactive employees after employment but before retirement on the accrual basis rather than the "pay-as-you-go" basis. The adoption of this new standard had no material impact on financial position or results of operations of the Energy Business.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

      CASH PROVIDED (USED) BY:                                   1995   1994
      ------------------------                                   -----  -----
                                                                 (MILLIONS)
      Operating activities...................................... $ 765  $(278)
      Investing activities......................................  (537)  (229)
      Financing activities......................................   (27)   426

  Operating results, combined with proceeds from sales of assets and businesses, and supplemented by contributions from affiliates and short-term and long-term borrowings, have provided funds for acquisitions and capital investments in existing businesses and to repurchase Tenneco Common Stock.

Operating Activities

  Operating cash flow for 1995 improved as the Energy Business generated $783 million from the collection and sale of customer receivables compared with $245 million in 1994. This increase was due primarily to trade receivables sold to ASCC, which were $783 million higher in 1995 compared with 1994. The increase in collections of receivables was also due in part to the collection of approximately $300 million of Case retail receivables in 1995. In addition, rate refund payments of approximately $250 million were made to pipeline customers in 1994. The working capital increase of $652 million in 1994 resulted primarily from the reduction of the pipeline rate refund liability of approximately $250 million and lower tax accruals of $252 million. The lower tax accruals resulted from the utilization of capital losses related to the sale of assets.

Investing Activities

  Cash used for business acquisitions during 1995 totaled $241 million. This included the acquisition of PASA for approximately $225 million. Further, the Energy Business invested $337 million in capital expenditures in its existing businesses during the year. During 1994, the Energy Business' other cash sources included $68 million in proceeds from the sale of assets. Capital expenditures were $345 million for continuing operations.

Financing Activities

  In addition to business expansion, the Energy Business used its cash flow during the year for the scheduled retirement of $497 million in long-term debt, to reacquire Tenneco Common Stock for $655 million and to pay $286 million in dividends on Tenneco stock. During 1994, the Energy Business had a net reduction of $605 million in debt and paid dividends on Tenneco stock of $318 million. Other cash sources included net contributions from affiliates of $1,367 million.

CAPITALIZATION

                                                                   1995   1994
                                                                  ------ ------
                                                                   (MILLIONS)
      Short-term debt and current maturities..................... $  456 $  399
      Long-term debt.............................................  1,811  2,242
      Minority interest..........................................     19     19
      Preferred stock............................................    130    147
      Combined equity............................................    687    382
                                                                  ------ ------
      Total capitalization....................................... $3,103 $3,189
                                                                  ====== ======

  Debt decreased $374 million at December 31, 1995 compared with December 31, 1994. For additional information on corporate debt allocation, see "--Results of Operations for the Six Months Ended June 30, 1996 and 1995--Interest Expense (net of interest allocated to affiliates)."

FERC MATTERS

  TGP has deferred certain costs it has incurred associated with renegotiating GSR costs as a result of FERC Order 636. For a discussion of TGP's ongoing settlement and contract reformation discussions with holders of long-term gas purchase contracts, ongoing discussions between TGP and its customers related to the recovery of GSR costs and various FERC proceedings relating to TGP cost recovery of transition costs incurred pursuant to implementation of FERC Order 636, see "The Energy Business--Interstate Pipeline Operations--Federal Regulation" contained in the Prospectus.

ENVIRONMENTAL MATTERS

  The Energy Business and certain of its subsidiaries are subject to various environmental claims and proceedings relating to its current businesses and discontinued operations. See "The Energy Business--Environmental Matters" contained in the Prospectus.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

  The following description of the Series A Preferred Stock offered hereby supplements the description of the general terms and provisions of the authorized class of Junior Preferred Stock of the Company set forth in the Prospectus, to which reference is hereby made. To the extent the description of the Series A Preferred Stock contained in this section differs from the description thereof set forth in the Prospectus, the following description shall control. The following summary of the particular terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Tenneco Charter and the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock (the "Certificate of Designation").

  GENERAL. Pursuant to action of the Board of Directors of the Company (the "Board") or a committee thereof (the "Committee"), the shares of Series A Preferred Stock constitute a single series of Junior Preferred Stock of the Company. Upon consummation of the Merger, if it occurs, Tenneco's currently authorized class of preferred stock (which by its terms is senior to the Junior Preferred Stock in certain respects) will be eliminated and the Junior Preferred Stock (including the Series A Preferred Stock) will be redenominated as "Preferred Stock." See "The Charter Amendment" in the Prospectus. At such time, the Series A Preferred Stock will be renamed the "8 1/4% Cumulative Preferred Stock, Series A." The Series A Preferred Stock is not convertible into shares of any other class or series of stock of the Company. Shares of Series A Preferred Stock have no preemptive rights.

  The First National Bank of Boston is the registrar, transfer agent and dividend disbursing agent for the shares of Series A Preferred Stock.

  RANK. As of the date hereof, the Series A Preferred Stock will rank as to payment of dividends and amounts payable on liquidation prior to the Tenneco Common Stock and the Series A Participating Junior Preferred Stock, without par value, issuable in certain circumstances in connection with the Company's stockholder rights plan and junior to the $4.50 Preferred Stock and $7.40 Preferred Stock. Upon consummation of the Merger, each outstanding share of $7.40 Preferred Stock, $4.50 Preferred Stock and Tenneco Common Stock (other than shares owned directly or indirectly by El Paso, the Company or any of their respective wholly owned subsidiaries, which will be cancelled, and shares of $4.50 Preferred Stock held by holders who are entitled to demand and properly demand appraisal of their shares) will be converted into the right to receive shares of El Paso Common Stock (or, in the case of Tenneco Common Stock, under certain circumstances, El Paso Common Stock and depositary shares representing interests in preferred stock of El Paso) and will no longer be outstanding. Upon consummation of the Merger, the Series A Preferred Stock will rank as to payment of dividends and amounts payable on liquidation prior to the common stock of the Company (and there will be no other class or series of preferred stock of the Company outstanding at that time).

  The shares of Series A Preferred Stock will not be converted or otherwise exchanged in the Merger and will remain outstanding immediately following consummation thereof (held by the persons who were the holders of such shares immediately prior to the Merger), and the holders thereof will receive no consideration in respect of such shares in the Merger.

  Immediately following the Merger, if it occurs, El Paso will own 100% of the common equity of the Company and the holders of the Series A Preferred Stock will hold an amount of Series A Preferred Stock designed, to the extent possible, to have an aggregate value as of such time that is equal to approximately 25% of the value of all Company capital stock outstanding upon consummation of the Merger.

  DIVIDENDS. Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board out of assets legally available therefor, cash dividends payable quarterly at the rate of 8 1/4% of the stated value of $50 per share of Series A Preferred Stock per annum (the "Annual Dividend Rate"). If (x) the Stock Issuance is not approved by the holders of El Paso Common Stock at a special meeting (including any adjournments or postponements thereof) called to approve such issuance (the "El Paso Special Meeting"), (y) the Merger is effected, and (z) on or before the 90th day after the date of the El Paso Special Meeting, either S&P or Moody's downgrades the rating previously given by it to the Series A Preferred Stock, the Annual

Dividend Rate will be automatically subjected to a one-time upward adjustment to the rate set forth in the table below opposite the applicable ratings which are given to the Series A Preferred Stock by each of Moody's and S&P as of the 90th day after the El Paso Special Meeting, effective as of the date of original issuance of the Series A Preferred Stock.

                                                                         ANNUAL
                                                                        DIVIDEND
      REVISED RATINGS (MOODY'S/S&P)                                       RATE
      -----------------------------                                     --------
      Ba1/BB+..........................................................  9.000%
      Ba2/BB+ or Ba1/BB................................................  9.125%
      Ba2/BB...........................................................  9.250%
      Ba3/BB or Ba2/BB-................................................  9.500%
      Ba3/BB-.......................................................... 10.000%

  If any such adjustment to the Annual Dividend Rate occurs after a dividend payment date as to which the Company previously paid dividends on the Series A Preferred Stock, additional dividends will be payable, out of funds legally available therefor, on each share of Series A Preferred Stock on the next succeeding dividend payment date (or if such adjustment occurs after the dividend payable on the next succeeding dividend payment date has been declared, on the second succeeding dividend payment date following the date of such adjustment) to the holder of record of such share of Series A Preferred Stock as of the record date established for such succeeding dividend payment date (or second succeeding payment date, as the case may be) in an amount equal to the excess of (x) the aggregate amount of dividends that would have been payable on such share on all dividend payment dates as to which the Company previously paid dividends on the Series A Preferred Stock if dividends had accrued from the date of issuance of the Series A Preferred Stock at the adjusted Annual Dividend Rate, over (y) the aggregate amount of dividends actually paid with respect to such share of Series A Preferred Stock. If the Annual Dividend Rate is adjusted as provided above, the Company will cause notice of such adjustment to be sent to the registered holders of Series A Preferred Stock.

  Dividends on the Series A Preferred Stock, calculated as a percentage of the stated value (which is $50 per share), will be payable (out of funds legally available therefor) quarterly on each March 31, June 30, September 30 and December 31 (each a "dividend payment date"), commencing December 31, 1996. Dividends (including Additional DRD Dividends (as defined)) on the Series A Preferred Stock will be cumulative from the date of initial issuance of such Series A Preferred Stock. Dividends will be payable to holders of record as they appear on the stock books of the Company on the applicable record dates, not more than 60 days preceding the dividend payment dates, as shall be fixed by the Board. Accrued but unpaid dividends will not bear interest.

  Unless full cumulative dividends on the outstanding shares of Series A Preferred Stock for all past dividend periods have been paid, or declared and set apart for payment, and the Company shall not be in default with respect to a mandatory redemption of the Series A Preferred Stock, dividends may not be paid or declared and other distributions may not be made upon the Tenneco Common Stock or on any other series of preferred stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or rights upon dissolution, liquidation or winding up of the Company nor may any Tenneco Common Stock or such other preferred stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or rights upon dissolution, liquidation or winding up of the Company be purchased, retired or otherwise acquired by the Company, in either case without the consent of the holders of a majority of the shares of Series A Preferred Stock, provided, however, that notwithstanding the foregoing, the Company may at any time redeem, purchase or otherwise acquire shares of capital stock ranking junior to or on a parity with the Series A Preferred Stock as to dividends and rights upon liquidation, dissolution and winding up in exchange for, or out of net cash proceeds from a substantially concurrent sale of, other shares of any capital stock ranking junior to the Series A Preferred Stock as to dividends and rights upon liquidation, dissolution and winding up.

  CHANGES IN THE DIVIDENDS RECEIVED PERCENTAGE. If one or more amendments to the Code are enacted that reduce the percentage of the dividends received deduction as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage") to below the existing Dividends Received

Percentage (currently 70%), the amount of each dividend payable per share of the Series A Preferred Stock for dividend payments made on or after the effective date of such change (or the second succeeding dividend payment after such effective date, as described in the following paragraph) will be adjusted by multiplying the amount of the dividend payable determined as described above (before adjustment as described below) by a factor, which will be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:

                              1 - (.35 (1 - .70))
                               1 - (.35 (1 - DRP))

For the purposes of the DRD Formula, "DRP" means the Dividends Received Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code or any successor provision, will give rise to an adjustment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the IRS to the effect that such an amendment would not apply to dividends payable on the Series A Preferred Stock, then any such amendment will not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence must be based upon a specific exception in the legislation amending the DRP or upon a published pronouncement of the IRS addressing such legislation. Unless the context otherwise requires, references to dividends in this Prospectus Supplement will mean dividends as adjusted by the DRD Formula. The Company's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent public accountants then regularly engaged by the Company, will be final and not subject to review absent manifest error.

  If any amendment to the Code which reduces the Dividends Received Percentage to below 70% is enacted after a dividend payable on a dividend payment date has been declared but prior to the applicable dividend payment date, the amount of dividend payable on such dividend payment date will not be increased. Instead, an amount, equal to the excess of (x) the product of the dividends paid by the Company on such dividend payment date and the factor derived from the DRD Formula (where the DRP used in the DRD Formula would be equal to such reduced Dividends Received Percentage for such dividends), over
(y) the dividends paid by the Company on such dividend payment date, will be payable to holders of record as of the record date established for the next succeeding dividend payment date in addition to any other amounts payable on such date. Notwithstanding the foregoing, no such additional dividend will be payable if such amendment to the Code would not result in an adjustment to the DRD Formula due to the Company having received either an opinion of counsel or tax ruling referred to in the immediately preceding paragraph.

  In addition, if, prior to March 31, 1997, an amendment to the Code is enacted that reduces the Dividends Received Percentage to below 70% and such reduction retroactively applies to a dividend payment date as to which the Company previously paid dividends on the Series A Preferred Stock (each an "Affected Dividend Payment Date"), additional dividends (the "Additional DRD Dividends") will be payable out of funds legally available therefor on the next succeeding dividend payment date (or if such amendment is enacted after the dividend payable on such dividend payment date has been declared, on the second succeeding dividend payment date following the date of enactment) to holders of record as of the record date established for such succeeding dividend payment date (or second succeeding dividend payment date, as the case may be) in an amount equal to the excess of (x) the product of the dividends paid by the Company on each Affected Dividend Payment Date and the factor derived from the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage applied to each Affected Dividend Payment Date), over (y) the dividends paid by the Company on all Affected Dividend Payment Dates.

  Additional DRD Dividends will not be paid in respect of the enactment of any amendment to the Code on or after March 31, 1997 which retroactively reduces the Dividends Received Percentage to below 70%, or if enacted prior to March 31, 1997, which would not result in an adjustment due to the Company having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. The Company will only make one payment of Additional DRD Dividends.

  If the amount of dividends payable per share of the Series A Preferred Stock will be adjusted pursuant to the DRD Formula and/or Additional DRD Dividends are to be paid, the Company will cause notice of each such adjustment and, if applicable, any Additional DRD Dividends, to be sent to the holders of the Series A Preferred Stock.

  If the Dividends Received Percentage is reduced to 40% or less, the Company may, at its option, redeem the Series A Preferred Stock, in whole but not in part, as described below. See "--Optional Redemption." See also "Recent Tax Proposals" for a discussion of certain Proposals (as defined) to reduce the Dividends Received Percentage.

  LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock will be entitled to receive, on a pari passu basis with the holders of other pari passu stock, if any, out of the assets of the Company available for distribution to stockholders, before any distribution is made to holders of
(i) Tenneco Common Stock or (ii) shares of any other class or series of stock ranking junior to the Series A Preferred Stock as to rights upon liquidation, dissolution or winding up which may be issued in the future, liquidating distributions in the amount of $50 per share, plus an amount equal to accrued and accumulated but unpaid dividends to the date of final distribution, including any changes in dividends payable due to changes in the Annual Dividend Rate or Dividends Received Percentage, and Additional DRD Dividends, if any, but the holders of the shares of Series A Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation preference of any other shares of the Company's capital stock ranking senior to the Series A Preferred Stock as to rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. Upon consummation of the Merger, there will be no outstanding shares of the Company's capital stock ranking senior to the Series A Preferred Stock as to rights upon liquidation, dissolution or winding up. See "--Rank."

  OPTIONAL REDEMPTION. The Series A Preferred Stock does not have any maturity date. The Series A Preferred Stock is not redeemable at the option of the Company prior to December 31, 2001, except as stated below. On or after such date, the Series A Preferred Stock will be redeemable out of funds legally available therefor at the option of the Company, in whole or in part, upon not less than 30 days' notice at a redemption price equal to $50.00 per share, plus an amount equal to accrued and accumulated but unpaid dividends to but excluding the date fixed for redemption, including any changes in dividends payable due to changes in the Annual Dividend Rate or Dividends Received Percentage, and Additional DRD Dividends, if any. If full cumulative dividends on the Series A Preferred Stock for all past dividend periods have not been paid or declared and set apart for payment, the Series A Preferred Stock may not be redeemed in part as described above and the Company may not purchase or acquire any share of Series A Preferred Stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of the Series A Preferred Stock or by mandatory redemption. If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata, by lot or by a substantially equivalent method.

  Notwithstanding the preceding paragraph, if the Dividends Received Percentage is equal to or less than 40% and, as a result, the amount of dividends on the Series A Preferred Stock payable on any dividend payment date will be or is adjusted upwards as described under "--Changes in the Dividends Received Percentage," the Company, at its option, may redeem all, but not less than all, of the outstanding shares of the Series A Preferred Stock out of funds legally available therefor, provided that within 60 days of the date on which an amendment to the Code is enacted which reduces the Dividends Received Percentage to 40% or less, the Company sends notice to holders of the Series A Preferred Stock of such redemption. A redemption of the Series A Preferred Stock pursuant to the terms described in this paragraph will take place on the date specified in the notice, which shall be not less than 30 nor more than 60 days from the date such notice is sent to holders of the Series A Preferred

Stock. A redemption of the Series A Preferred Stock in accordance with the terms described in this paragraph shall be at the applicable redemption price set forth in the following table, in each case plus an amount equal to accrued and unpaid dividends (whether or not declared) thereon to but excluding the date fixed for redemption, including any changes in dividends payable due to changes in the Annual Dividend Rate or the Dividends Received Percentage, and Additional DRD Dividends, if any.

REDEMPTION PERIOD                                     REDEMPTION PRICE PER SHARE
-----------------                                     --------------------------
November 18, 1996 to December 30, 1997...............           $52.50
December 31, 1997 to December 30, 1998...............           $52.00
December 31, 1998 to December 30, 1999...............           $51.50
December 31, 1999 to December 30, 2000...............           $51.00
December 31, 2000 to December 30, 2001 ..............           $50.50
December 31, 2001 and thereafter.....................           $50.00

  Notwithstanding the second preceding paragraph, if at any time fewer than 10% of the shares of Series A Preferred Stock originally issued (600,000 shares) remain outstanding, the Company, at its option, may redeem all, but not less than all, of the outstanding shares of the Series A Preferred Stock. A redemption pursuant to the terms described in this paragraph may take place not less than 30 nor more than 60 days from the date notice of such redemption is sent to the holders of the Series A Preferred Stock. A redemption of the Series A Preferred Stock in accordance with the terms described in this paragraph shall be at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not declared) thereon to but excluding the date fixed for redemption, including any changes in dividends payable due to changes in the Annual Dividend Rate or the Dividends Received Percentage, and Additional DRD Dividends, if any.

REDEMPTION PERIOD                                     REDEMPTION PRICE PER SHARE
-----------------                                     --------------------------
November 18, 1996 to December 30, 1997...............           $52.50
December 31, 1997 to December 30, 1998...............           $52.00
December 31, 1998 to December 30, 1999...............           $51.50
December 31, 1999 to December 30, 2000...............           $51.00
December 31, 2000 to December 30, 2001 ..............           $50.50
December 31, 2001 and thereafter.....................           $50.00

  MANDATORY REDEMPTION. Upon the occurrence of a Mandatory Redemption Event (as defined), the Company will be required, subject to the rights of the holders of any class or series of stock ranking prior to the Series A Preferred Stock (i.e., the holders of the $4.50 Preferred Stock and $7.40 Preferred Stock), to redeem, to the extent of funds legally available therefor, all, but not less than all, of the outstanding shares of Series A Preferred Stock at a redemption price of $50.50 per share plus an amount equal to accrued and unpaid dividends (whether or not declared) thereon to but excluding the date fixed for redemption, including any changes in dividends payable due to changes in the Annual Dividend Rate or the Dividends Received Percentage and Additional DRD Dividends, if any. A "Mandatory Redemption Event" shall occur upon the earliest to occur of the following events: (i) the proposal to approve the Transaction is voted upon and is not approved at the Tenneco Special Meeting (such meeting having been finally adjourned); (ii) the Transaction is not approved by the requisite vote of the holders of Tenneco stock entitled to vote thereon on or prior to March 31, 1997; or (iii) the Company shall not have accepted on or prior to March 31, 1997 any indebtedness of the Company and its subsidiaries tendered to it pursuant to the tender offers to be made by it in connection with the Transaction. A redemption of the Series A Preferred Stock pursuant to this paragraph will take place on the date specified in the notice thereof, which shall be not less than 30 nor more than 60 days from the date a Mandatory Redemption Event occurs.

  VOTING RIGHTS. Holders of Series A Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. Holders of the Series A Preferred Stock will possess the right to elect a number of directors of the Company, at each annual meeting of stockholders, representing one-sixth of the entire Board (which shall be set at an integral multiple of six so long as any Series A Preferred

Stock is outstanding, subject to increase for additional directors that holders of Series A Preferred Stock would be entitled to elect in the event of dividend arrearages), excluding directors elected as a result of dividend arrearages discussed below. If at any time the service on the Board of one or more of the directors elected by the holders of the Series A Preferred Stock pursuant to the foregoing voting rights (the "Preferred Stock Directors") is terminated for any reason then the resulting vacancy or vacancies may only be filled by the vote of the continuing Preferred Stock Directors or, if there are no such continuing directors, by the remaining directors then constituting the Board of Directors.

  In addition, whenever dividends on the Series A Preferred Stock shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the holders of shares of Series A Preferred Stock will be entitled to elect two additional directors of the Company at a special meeting of holders of the Series A Preferred Stock called for such purpose and at each subsequent meeting at which directors are to be elected until all dividends accumulated on the Series A Preferred Stock and in arrears have been fully paid or declared and set apart for payment. The term of office of the additional directors so elected by the holders of the Series A Preferred Stock shall terminate automatically at such time as all dividends accumulated on Series A Preferred Stock and in arrears have been fully paid or set apart for payment.

  The Company may not, without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock (a) issue any additional shares of Series A Preferred Stock (other than the 6,000,000 shares of Series A Preferred Stock offered hereby), or issue any shares of any class or series of stock ranking prior to or on a parity with the Series A Preferred Stock as to dividends or rights upon dissolution, liquidation or winding up of the Company, or issue any obligation or security convertible into or exercisable for shares of stock of any class or series ranking prior to or on a parity with the Series A Preferred Stock as to dividends or rights upon dissolution, liquidation or winding up of the Company, or (b) subject to certain exceptions, purchase, redeem or otherwise acquire for value any shares of stock of any class or series ranking junior to or on a parity with the Series A Preferred Stock as to dividends or rights upon dissolution, liquidation or winding up of the Company during the continuance of any default in the payment of dividends on the Series A Preferred Stock or with respect to a mandatory redemption of the Series A Preferred Stock or (c) amend the Tenneco Charter or the Certificate of Designation in a manner which adversely affects the holders of the Series A Preferred Stock.

  Holders of shares of Series A Preferred Stock will have one vote for each share held on those matters upon which such holders are entitled to vote.

                               APPRAISAL RIGHTS

  Holders of shares of $4.50 Preferred Stock and the shares of Series A Preferred Stock offered hereby (hereinafter together referred to as "Eligible Stock") who do not vote in favor of the Merger or waive appraisal rights and who properly demand appraisal of their Eligible Stock will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. No other stockholders of Tenneco are entitled to such appraisal rights.

  The holders as of the Tenneco Record Date of more than 75% of the $4.50 Preferred Stock have agreed to vote such shares in favor of the Transaction (which includes the Merger) at the Tenneco Special Meeting and have agreed to grant an irrevocable proxy to Tenneco to so vote such shares and not demand or to assert any rights of appraisal under the DGCL in connection with the Merger.

  THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 WHICH IS ATTACHED TO THE PROSPECTUS AS APPENDIX A. ALL REFERENCES IN SECTION 262 AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO THE RECORD HOLDER OF THE SHARES OF ELIGIBLE STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF ELIGIBLE STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

  Under the DGCL, holders of shares of Eligible Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Eligible Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

  Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Tenneco Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. The applicable statutory provisions are attached to the Prospectus as Appendix A. Any holder of Eligible Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Appendix A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

  A holder of shares of Eligible Stock wishing to exercise his, her or its appraisal rights must deliver to the Company, before the vote on the Transaction (which includes the Merger) at the Tenneco Special Meeting, a written demand for appraisal of his, her or its shares of Eligible Stock and must not vote in favor of the Merger (which is being submitted as a part of the Transaction). Because a duly executed proxy which does not contain voting instructions will, unless revoked, be voted for the Transaction, a holder of shares of $4.50 Preferred Stock who votes by proxy and who wishes to exercise his, her or its appraisal rights must (i) vote against the Transaction, or
(ii) abstain from voting on the Transaction. A vote against the Transaction, in person or by proxy, will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. In addition, a holder of shares of Eligible Stock wishing to exercise his, her or its appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares of record until the Merger Effective Time. If any holder of shares of Eligible Stock fails to comply with any of these conditions and the Merger becomes effective, the holder of shares of Eligible Stock will be entitled to receive the consideration (if any) receivable with respect to such shares in the absence of a valid assertion of appraisal rights in accordance with the Merger Agreement.

  Only a holder of record of shares of Eligible Stock is entitled to assert appraisal rights for the shares of Eligible Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must state that the stockholder intends thereby to demand appraisal of his, her or its shares in connection with the Merger. If the shares of Eligible Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Eligible Stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Eligible Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Eligible Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Eligible Stock held for other beneficial owners; in such case, however, the written demand should set forth the number of shares of Eligible Stock as to which appraisal is sought and where no number of shares of Eligible Stock is expressly mentioned the demand will be presumed to cover all shares of Eligible Stock held in the name of the record owner. Stockholders who hold their shares of Eligible Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  All written demands for appraisal pursuant to Section 262 should be sent or delivered to the Company at 1275 King Street, Greenwich, Connecticut 06831,
Attention: Corporate Secretary.

  Within ten days after the Merger Effective Time, the Company, as the surviving corporation of the Merger, must notify each holder of Eligible Stock who has complied with Section 262 and has not voted in favor of or consented to the Merger as of the date that the Merger has become effective. Within 120 days after the Merger Effective Time, but not thereafter, the Company or any holder of Eligible Stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of his, her or its shares of $4.50 Preferred Stock or Series A Preferred Stock, as the case may be. The Company is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of $4.50 Preferred Stock and Series A Preferred Stock, respectively, to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

  Within 120 days after the Merger Effective Time, any holder of Eligible Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of $4.50 Preferred Stock entitled to demand appraisal rights or Series A Preferred Stock, as the case may be, not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after a written request therefor has been received by the Company or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

  If a petition for an appraisal is timely filed by a holder of shares of $4.50 Preferred Stock entitled to demand appraisal rights or Series A Preferred Stock, as the case may be, and a copy thereof is served upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all holders of $4.50 Preferred Stock or Series A Preferred Stock, as the case may be, who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those holders of $4.50 Preferred Stock or Series A Preferred Stock, as the case may be, who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of Eligible Stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

  After determining the holders of Eligible Stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of $4.50 Preferred Stock or Series A Preferred Stock, as the case may be, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of Eligible Stock considering seeking appraisal should be aware that the fair value of their shares of Eligible Stock as determined in an appraisal proceeding under
Section 262 could be more than, the same as or less than the value of the shares they would receive or continue to hold, as the case may be, pursuant to the Merger if they did not seek appraisal of their shares of Eligible Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceeding. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Eligible Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged against the value of all the shares of Eligible Stock entitled to be appraised.

  Any holder of shares of Eligible Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Merger Effective Time, be entitled to vote the shares of Eligible Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Eligible Stock (except dividends or other distributions payable to holders of record of Eligible Stock as of a record date prior to the Merger Effective Time).

  If any stockholder who demands appraisal of his, her or its shares of Eligible Stock under Section 262 fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, as provided in the DGCL, the shares of $4.50 Preferred Stock or Series A Preferred Stock, as the case may be, of such stockholder will be converted into the right to receive shares of El Paso Common Stock or remain outstanding as shares of Series A Preferred Stock, respectively, pursuant to the Merger Agreement as described in the Prospectus (without interest). A stockholder will fail to perfect, or effectively lose or withdraw, his, her or its right to appraisal if no petition for appraisal is filed within 120 days after the Merger Effective Time, or if the stockholder delivers to the Company a written withdrawal of his, her, or its demand for appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Merger Effective Time will require the written approval of the Company and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

  FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

  Pursuant to the Merger Agreement, from and after the Merger Effective Time, the Company will be solely responsible for (and shall indemnify New Tenneco and Newport News against) the payment of any and all consideration that may be determined pursuant to Section 262 to be due to the holders of Eligible Stock who have perfected their rights to appraisal as described herein.

                             RECENT TAX PROPOSALS

  On December 7, 1995, the Clinton Administration released a budget plan that included certain tax proposals (the "Proposals") that may affect holders of the Series A Preferred Stock. It is uncertain whether the Proposals will be enacted into law.

  Under the Proposals, the Dividends Received Percentage that is currently available to corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than 20% (by vote and value) would be reduced from 70% to 50%. As originally proposed, this provision would be effective for dividends paid after January 31, 1996. Under the Clinton Administration's budget plan submitted to Congress on March 19, 1996, the provision would be effective for dividends received or accrued more than 30 days after the date of enactment. On August 27, 1996, the Clinton Administration released an outline of new revenue initiatives that included elimination of the dividends-received deduction in the case of "certain debt-like preferred stock" that was not further identified, proposed to apply to preferred stock issued after the date of enactment. To the extent the Dividends Received Percentage is reduced from 70%, the amount of dividends payable per share will be adjusted in certain circumstances. See "Description of Series A Preferred Stock--Changes in the Dividends Received Percentage." Additionally, under current law, the dividends received deduction is allowed to a corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock). The Proposals provide that a taxpayer would not be entitled to a dividends received deduction if the taxpayer's holding period for the dividend-paying stock were not satisfied over a period immediately before or immediately after the taxpayer would become entitled to receive the dividend. As proposed, this provison would be effective for any dividends paid after January 31, 1996. Under the Clinton Administration's budget plan submitted to Congress on March 19, 1996, the provision would be effective for dividends received or accrued more than 30 days after the date of enactment.

  Due to the inherently uncertain nature of proposed changes to the tax law such as the Proposals, there can be no assurance as to whether, or in what form, the Proposals may be enacted into law, or as to the effective dates of any such changes to the law.

  For a discussion of certain additional proposed legislation, see "Certain Federal Income Tax Consequences of the Transaction--Possible Future Legislation" in the Prospectus.

   CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF
                           SERIES A PREFERRED STOCK

  The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of Series A Preferred Stock applicable to a beneficial owner thereof that is a "Non-U.S. Holder." As used herein, a "Non-U.S. Holder" is any person holding Series A Preferred Stock other than (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized under the laws of the United States or of any State or (iii) an estate or trust whose income is included in gross income for United States federal income tax purposes regardless of its source. The following summary addressees only the U.S. federal income tax consequences to holders that will hold the Series A Preferred Stock as a capital asset and does not address all aspects of United States federal and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances such as insurance companies, tax-exempt organizations, banks or dealers in securities or currencies, holders that will hold Series A Preferred Stock as part of a "hedging," "conversion" or "straddle" transaction for United States federal income tax purposes, or holders with a "functional currency" other than the United States dollar. This summary is based on provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not deal with U.S. state and local or non-U.S. tax consequences and, except as specifically noted, does not address the effects of any tax treaties the United States has concluded with other countries.

  Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder of Series A Preferred Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF SERIES A PREFERRED STOCK.

  DIVIDENDS. In general, dividends (to the extent of earnings and profits for federal income tax purposes) paid on Series A Preferred Stock to a Non-U.S. Holder will be subject to withholding of United States federal income tax at a rate of 30% of the amount of the dividend (or a lower rate prescribed by an applicable income tax treaty). However, if the dividend is effectively connected with the conduct of a United States trade or business by the Non-U.S. Holder or, if a tax treaty applies, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder, and the Non-U.S. Holder properly files an IRS Form 4224 (or such other applicable form required by the IRS) with the Company or its dividend disbursing agent, then the dividend (i) will not be subject to income tax withholding and (ii) will be subject to United States federal income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. In the case of a Non-U.S. Holder that is a corporation, such effectively connected dividend income (or dividends attributable to a permanent establishment in the United States) may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty). The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an applicable tax treaty, under current United States Treasury Regulations, the Company ordinarily will presume that dividends paid to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty a Non-U.S. Holder would generally be required to provide an IRS Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information. The Proposed Regulations also would provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

  The Company is required to report annually to the IRS and each Non-U.S. Holder the amount of dividends paid to, and the income tax withheld with respect to, such holder. Such information may also be made available by the IRS to the tax authorities of the country in which the Non-U.S. Holder resides.

  Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company or its dividend disbursing agent.

  A Non-U.S. Holder of Series A Preferred Stock who is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS. Each Non-U.S. Holder should consult its own tax advisor on the possibility of the Non-U.S. Holders' entitlement to a foreign tax credit or other tax relief in the Non-U.S. Holder's own country in respect of any U.S. tax paid by such Non-U.S. Holder on dividends paid with respect to Series A Preferred Stock.

  DISPOSITION OF SERIES A PREFERRED STOCK. In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's Series A Preferred Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if an applicable income tax treaty so provides, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (ii) the Series A Preferred Stock is disposed of by a Non-U.S. Holder who is an individual and either (a) has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been subject to a foreign tax of at least 10%) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by the individual, and such Non-U.S. Holder holds the Series A Preferred Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; (iii) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code regarding the taxation of U.S. expatriates; or (iv) the Company is or has been a United States real property holding corporation for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period.

  It is possible that the Company is or could become a United States real property holding corporation for United States federal income tax purposes. Under the Code, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the fair market value of (i) all its interests in real property, plus (ii) any other of its assets which are used or held for use in a trade or business. Natural gas pipelines constitute real property for purposes of this determination. If the Company is considered to be a United States real property holding corporation at any time within the shorter of the five-year period preceding such disposition or a Non-U.S. Holder's holding period, such Non-U.S. Holder would generally be subject to United States federal income tax on any gain realized upon the disposition of such holder's Series A Preferred Stock, unless such Series A Preferred Stock is "regularly traded on an established securities market" for tax purposes and the Non-U.S. Holder held, directly or indirectly, at all times within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period, 5% or less of the Series A Preferred Stock of the Company.

  INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF SERIES A PREFERRED STOCK. Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Series A Preferred Stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, dividends paid to Non-U.S. holders outside the United States that are subject to the 30% or treaty reduced rate of withholding tax will be exempt from backup withholding tax. In addition, as a general matter, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a United States person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for United States federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

  The Proposed Regulations would, if adopted, alter the foregoing rules in certain significant respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of non-U.S. status.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

  ESTATE TAX. Series A Preferred Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of his or her death will be includable in the individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Series A Preferred Stock set forth opposite their names below:

                                                                      NUMBER OF
                  NAME                                                 SHARES
                  ----                                                ---------
      Morgan Stanley & Co. Incorporated..............................   900,000
      Merrill Lynch, Pierce, Fenner & Smith Incorporated ............   850,000
      Dean Witter Reynolds Inc. .....................................   850,000
      Donaldson, Lufkin & Jenrette
        Securities Corporation.......................................   850,000
      Goldman, Sachs & Co............................................   850,000
      PaineWebber Incorporated.......................................   850,000
      Smith Barney Inc. .............................................   850,000
                                                                      ---------
        Total........................................................ 6,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Series A Preferred Stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Series A Preferred Stock if any are taken.

  The Underwriters initially propose to offer part of the shares of Series A Preferred Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.45 per share. Any Underwriter may allow, and such dealers may reallow, a concession, not in excess of $.25 per share, to certain other dealers. After the initial offering of the shares of Series A Preferred Stock, the offering price and other selling terms may from time to time be varied by the Underwriters named on the cover page of this Prospectus Supplement.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  The Underwriters and any dealers utilized in the sale of Series A Preferred Stock will not confirm sales to accounts over which they exercise discretionary authority.

  The NYSE has approved for listing the Series A Preferred Stock upon notice of issuance. Trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days of the date of this Prospectus Supplement.

                                 LEGAL MATTERS

  Certain legal matters regarding the Series A Preferred Stock will be passed upon for the Company by Theodore R. Tetzlaff, General Counsel of the Company and a partner of Jenner & Block. Certain federal income tax matters are also being passed upon for the Company by Jenner & Block, Chicago, Illinois. Mr. Tetzlaff beneficially owns 33,637 shares of Tenneco Common Stock (including options to purchase 16,667 shares of Tenneco Common Stock, which options are either presently exercisable within 60 days of such date) and other Jenner & Block attorneys participating in this matter beneficially own 458 shares of Tenneco Common Stock. Certain legal matters relating to the Series A Preferred Stock will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Cahill Gordon & Reindel has in the past represented and continues to represent the Company in certain matters.